Exhibit 99.1

STATE OF CONNECTICUT

PUBLIC UTILITIES REGULATORY AUTHORITY

TEN FRANKLIN SQUARE

NEW BRITAIN, CT 06051

DOCKET NO. 15-07-38	JOINT APPLICATION OF IBERDROLA, S.A., IBERDROLA USA, INC. IBERDROLA USA NETWORKS, INC. GREEN MERGER SUB, INC. AND UIL HOLDINGS CORPORATION FOR APPROVAL OF A CHANGE OF CONTROL

December 9, 2015

By the following Commissioners:

John W. Betkoski, III

Michael A. Caron

Arthur H. House

Lead Staff: K. Porter

Legal Advisor: C. Lu

DECISION

TABLE OF CONTENTS

I.	INTRODUCTION			1
	A.	SUMMARY		1
	B.	BACKGROUND OF THE PROCEEDING		1
	C.	CONDUCT OF THE PROCEEDING		1
	D.	PARTIES AND INTERVENORS OR PARTICIPANTS		2
	E.	PUBLIC COMMENT		2

II.	APPLICANTS’ PROPOSAL			2
	A.	APPLICATION		2
	B.	SETTLEMENT AGREEMENT		3
	C.	POSITIONS OF THE PARTIES AND INTERVENORS		4

III.	AUTHORITY ANALYSIS			5
	A.	STATUTORY REQUIREMENTS		5
	B.	FINANCIAL, TECHNOLOGICAL AND MANAGERIAL SUITABILITY AND RESPONSIBILITY		6
		1.	Financial Suitability and Responsibility	6
		2.	Technological Suitability and Responsibility	12
		3.	Managerial Suitability and Responsibility	14
	C.	PROVISION OF SAFE, ADEQUATE AND RELIABLE SERVICE		17
		1.	Gas Pipeline Safety	17
		2.	Customer Service Issues	18
		3.	Retiree Benefits	19
		4.	Reliability Performance	20
	D.	PUBLIC INTEREST		21

IV.	FINDINGS OF FACT			22

V.	CONCLUSION AND ORDERS			28
	A.	CONCLUSION		28
	B.	ORDERS		28

DECISION

I.	INTRODUCTION

A.	SUMMARY

In this Decision, the Public Utilities Regulatory Authority approves a proposed change of control by Iberdrola, S.A, Iberdrola USA, Inc., Iberdrola USA Networks, Inc., Green Merger Sub, Inc., and UIL Holdings Corporation. The Public Utilities Regulatory Authority finds that the applicants possess the requisite financial, technological and managerial suitability and responsibility to operate a public service company and provide safe, adequate and reliable service to the public. In addition, the Public Utilities Regulatory Authority finds that the proposed transaction, as structured in the settlement agreement entered into by and between Iberdrola USA Networks, Inc., Iberdrola USA, Inc., Iberdrola, S.A., Green Merger Sub, Inc., UIL Holdings Corporation and the Office of Consumer Counsel, along with the modifications made herein, is in the public interest.

B.	BACKGROUND OF THE PROCEEDING

By application dated March 25, 2015 in Docket No. 15-03-45, Joint Application of Iberdrola, S.A., et al, and UIL Holdings Corporation for Approval of a Change of Control, Iberdrola, S.A. (Iberdrola), Iberdrola USA, Inc. (IUSA), Iberdrola USA Networks, Inc. (Networks), Green Merger Sub, Inc. (Merger Sub; together, the IUSA Affiliates) and UIL Holdings Corporation (UIL; collectively, Applicants) requested the approval of a change of control of UIL (Initial Request). On June 30, 2015, the Public Utilities Regulatory Authority (Authority or PURA) issued a proposed final Decision (Proposed Final Decision) in Docket No. 15-03-45 denying the Initial Request. By letter dated July 7, 2015, the Applicants withdrew the Initial Request and requested the docket be terminated as of that date. The Applicants stated their intent to file a new application for a change of control by the end of July. In response to the Applicants’ withdrawal of the March 25, 2015 application, the Authority closed that docket.

On July 31, 2015, the Applicants jointly submitted a new application (Application) to the Authority pursuant to §16-47 of the General Statutes of Connecticut (Conn. Gen. Stat.) for approval of a change of control of UIL and its three Connecticut utilities, The United Illuminating Company (UI), The Southern Connecticut Gas Company (Southern) and Connecticut Natural Gas Corporation (CNG; collectively, the UIL Utilities), as well as CNG and Southern’s intermediate holding companies, CTG Resources, Inc. and Connecticut Energy Corporation (Proposed Transaction). In the Proposed Transaction, the UIL utilities would be owned by UIL, which would be owned by the special purpose entity (SPE) discussed in Section III.B.1. Financial Suitability and Responsibility. The SPE would be owned by Networks, a direct wholly-owned subsidiary of IUSA.

C.	CONDUCT OF THE PROCEEDING

The Authority established the instant Docket pursuant to Conn. Gen. Stat. §16-47 to review the Proposed Transaction. By Notice of Hearing dated August 12, 2015, the Authority held a public hearing on August 31, 2015, in this matter. By Notice of

Docket No. 15-07-38	Page 2

Rescheduled Continued Hearing dated September 23, 2015, the Authority held a continued hearing on Thursday, October 8, 2015. By Notice of Close of Hearing dated October 14, 2015, the Authority closed the hearing in this proceeding.

D.	PARTIES AND INTERVENORS OR PARTICIPANTS

The Authority recognized the following as Parties to this proceeding: Iberdrola, S.A., Plaza de Euskadi, 5 48009 Bilbao, Spain; Iberdrola USA Networks, Inc., Iberdrola USA, Inc., Green Merger Sub, Inc., 52 Farm View Drive, New Gloucester, Maine 04260; UIL Holdings Corporation, 157 Church St., New Haven, CT 06510; the Office of Consumer Counsel, Ten Franklin Square, New Britain, CT 06051 (OCC) and the Commissioner of the Department of Energy and Environmental Protection, 79 Elm Street, Hartford, CT 06106 (DEEP).

The Authority granted Intervenor status to the following: Office of the Attorney General (AG), Connecticut Industrial Energy Consumers, Connecticut Independent Utility Workers Local 12924 and Eversource Energy. In addition, intervenor status limited to issues relating to renewable generation was granted to the Alliance for Solar Choice.

E.	PUBLIC COMMENT

The Authority received six letters regarding the Application. One consumer expressed general opposition to the change of control request filed by the Applicants. Two individuals were concerned with matters related to UIL retirees and whether the change of control would have any impact on retiree pensions or any other benefits presently received by retirees. The Connecticut Economic Resource Center (CERC) requested that if the change of control were approved by the Authority that a condition be included to maintain a CERC budget. See August 27, 2015 correspondence from CERC. The remaining two letters pertained to the remediation of English Station in New Haven, CT. See Correspondence dated September 17, 2015 and September 30, 2015.

II.	APPLICANTS’ PROPOSAL

A.	APPLICATION

Iberdrola, IUSA and Networks applied to the Authority for approval of a change of control, which effectuates a merger transaction between IUSA and UIL. IUSA is the sub-holding company of Iberdrola in the United States (US), and holds the share capital of various companies that head the business in the US. These companies are referred to as the business sub-holding companies. UIL is a US company listed on the New York Stock Exchange (NYSE) and is the parent company of a group of companies that engage mainly in the regulated business of delivery and distribution of electricity and natural gas in Connecticut and Massachusetts. Application, pp. 36 and 37. UIL is a holding company as defined in Conn. Gen. Stat. §16-47(a) (1) and owns, among other corporations, the UIL, CNG and Southern. Application, pp. 37 and 38.

Docket No. 15-07-38	Page 3

Iberdrola USA, Green Merger Sub and UIL have executed an agreement and plan of merger establishing the terms and conditions of this change of control transaction. Application, Exhibit G-1. The Applicants requested approval of the Proposed Transaction whereby UIL would merge with and into Merger Sub, which is a direct wholly owned subsidiary of IUSA and an indirect subsidiary of Iberdrola (Merger Transaction).

The Merger Transaction would be achieved pursuant to the terms of an Agreement and Plan of Merger dated February 25, 2015, signed by IUSA, UIL and Merger Sub (Merger Agreement). The Merger Agreement details the UIL merger with and into Merger Sub, with Merger Sub being the surviving entity of the merger. Under the Merger Transaction, Merger Sub would be renamed UIL Holdings Corporation. Once the Merger Transaction is closed, the UIL Utilities would become subsidiaries of the new UIL Holdings Corporation, which was formerly the Merger Sub. IUSA and Iberdrola would become a holding company under Conn. Gen. Stat. §16-47(a) (1). After the closing of the Proposed Transaction, IUSA intends to transfer 100% of the ownership interests in the new UIL Holdings Corporation to Networks, making the UIL Utilities subsidiaries of Networks. As such, Networks would become a holding company under Conn. Gen. Stat. §16-47(a) (1) as well as the new UIL Holdings Corporation, IUSA, and Iberdrola. Once the Proposed Transaction is completed, UIL Holdings Corporation would perform the management functions that UIL currently performs for the UIL Utilities. CNG and Southern would continue to be directly owned by CTG and Connecticut Energy Corporation (CEC), respectively. CTG and CEC and UI would remain direct, wholly owned subsidiaries of the new UIL Holdings Corporation.1 Application, pp. 38 and 39.

The financial terms of the Proposed Transaction called for an exchange for each UIL share for one share of IUSA common stock and a $10.50 premium. As a result, UIL’s current shareholders, as of the record date set by UIL, would receive 18.5% of the outstanding voting securities in IUSA as of the closing date of the Merger Transaction. Iberdrola would hold the remaining 81.5% and IUSA would become a publicly traded company listed on the NYSE. The total consideration that would be paid by IUSA, based on the number of UIL shares outstanding as of February 25, 2015, is approximately $3 billion, which includes the one-time cash payment. The UIL shareholders’ consideration would not be recorded on the books of UIL and/or its subsidiaries. The Proposed Transaction is structured so that neither UIL nor the UIL Utilities would incur any debt as a result of the merger. Application, p. 42.

B.	SETTLEMENT AGREEMENT

On September 18, 2015, the Applicants and the Office of Consumer Counsel (together, Settling Parties) submitted a settlement agreement (Settlement Agreement)

[1]	As of July 17, 2015, CTG holds 70,699 (approximately 65.04%) of the 108,706 shares of CNG’s $3.125 par preferred stock that are issued and outstanding. The shares of preferred stock of CNG that are not owned by CTG do not affect control of CNG or CTG, are not part of the Application or the Proposed Transaction and will not be transferred to Iberdrola.

Docket No. 15-07-38	Page 4

that attempts to resolve outstanding issues in the instant proceeding. A copy of the Settlement Agreement is appended herein as Attachment 1. The Settling Parties indicated that the agreement ensures that approval of the change of control will serve the public interest by, among other things, providing significant economic benefits to customers and the state, ensuring that management remains local within Connecticut, and protecting customers through the imposition of comprehensive ring-fencing measures. More particularly, the Settlement Agreement provides immediate and long-term, tangible public benefits to Connecticut customers including, but not limited to:

a.	A rate credit in the amount of $20 million in aggregate to the customers of the UIL Utilities; $12.5 million and $7.5 million in additional rate credits to CNG and Southern, respectively, over the period of 2018-2027;

b.	Savings in the amount of $1.6 million for customers of Southern resulting from accelerating the replacement of cast iron and bare steel pipe over the next three years;

c.	Assurance of rate stability through distribution base rate freezes for UI until January 1, 2017, and for CNG and Southern until January 1, 2018;

d.	Funding of $2 million per year for a three-year period for the DEEP to stimulate investment in clean energy;

e.	An estimated UI customer benefit of $5 million associated with limited rate recovery for $50 million of distribution storm resiliency investment at UI;

f.	A commitment to hire 150 people in Connecticut over the next three years;

g.	Long-term commitments to maintain corporate headquarters and operations, maintain charitable giving levels and protect jobs in Connecticut;

h.	Disaster relief of $1 million for Connecticut residents;

i.	UI’s commitment of $30 million to investigate and remediate certain environmental conditions of the English Station site in New Haven;

j.	Commitments to improve customer service quality;

k.	Commitments to maintain the decision-making processes and authorities that currently exist at the UIL Utilities; and

l.	A commitment to implement comprehensive ring-fencing measures.

Settlement Agreement Explanatory Statement, pp. 1-4.

C.	POSITIONS OF THE PARTIES AND INTERVENORS

The Applicants assert that the Proposed Transaction and Settlement Agreement provide numerous near-term and long-term net benefits, including substantial direct economic benefits to customers and the State of Connecticut. The benefits provided by the Settlement Agreement would not exist without the Proposed Transaction. Furthermore, UIL and the UIL Utilities would not benefit from the Iberdrola and IUSA’s financial strength, enhanced purchasing power and investment capabilities absent the Proposed Transaction. UIL and the UIL Utilities will also benefit from the Iberdrola and IUSA investments in research and development, their commitment to the performance of their utilities and the sharing of best practices across the Iberdrola Group. Finally, opportunities for education and advancement for employees will be enhanced as a result of the Proposed Transaction. The Applicants indicated that they have the financial, technological and managerial suitability and responsibility required under Connecticut law to ensure that UIL will continue to be well run and would provide safe, adequate and reliable service to their customers following closing of the Proposed Transaction. Applicants Brief, pp. 2 and 3.

Docket No. 15-07-38	Page 5

The OCC stated that the Settlement Agreement addresses the three primary concerns that the Authority expressed in the prior Proposed Final Decision. Specifically, adequate ring-fencing measures were included to protect the UIL Utilities from unforeseen adverse financial events at the proposed parent company level, as well as additional commitments to maintain a measure of local control of the UIL utilities, and additional short and long-term net public benefits. OCC Brief, p. 1.

The AG also asserted that the proposed transaction is in the public interest and merits the Authority’s approval. The Application included a list of commitments that were not offered in the Initial Request, which will directly benefit UI, CNG and Southern ratepayers, both in the near and long-term. These commitments are augmented and strengthened by the Settlement Agreement. The Settlement Agreement also provides additional ratepayer benefits, including some additional ratepayer credits, resolution of outstanding litigation and strengthened ring-fencing protections. AG Brief, p. 3.

The DEEP supported the merger based on the terms in the Settlement Agreement. DEEP noted that the agreement provides direct economic benefits to UIL customers and the citizens of Connecticut; improves the environment by cleaning up English Station; and ensures the continuation of reliable service through ring-fencing provisions, commitments to maintain reliability and improved customer service. DEEP Brief, p. 1.

The Alliance for Solar Choice (TASC) presented concerns that Iberdrola would have an economic incentive and opportunity to crowd-out customer-sided generation. Customer-sided generation competes with utility revenues and with Iberdrola’s focus on renewable generation. TASC also claimed that crowding out competing generators at the distribution level would give Iberdrola a competitive advantage through higher prices at the wholesale level. TASC Brief, pp. 14 and 15.

III.	AUTHORITY ANALYSIS

A.	STATUTORY REQUIREMENTS

The Authority’s review of the present merger application is set forth, in part, in Conn. Gen. Stat. §16-47:

(d) The Public Utilities Regulatory Authority shall investigate and hold a public hearing on the question of granting its approval with respect to any application made under subsection (b) or (c) of this section and thereafter may approve or disapprove any such application in whole or in part and upon such terms and conditions as it deems necessary or appropriate… in each proceeding on a written application submitted under said subsection (b) or (c), the authority shall, in a manner which treats all parties to the proceeding on an equal basis, take into consideration (1) the financial, technological and managerial suitability and responsibility of the applicant, [and] (2) the ability of the gas, electric distribution, water,

Docket No. 15-07-38	Page 6

telephone or community antenna television company or holding company which is the subject of the application to provide safe, adequate and reliable service to the public through the company’s plant, equipment and manner of operation if the application were to be approved…

Additionally, the Authority is charged with ensuring that the transfer of ownership is in the public interest as set forth in Conn. Gen. Stat. §16-22, which states in relevant part:

At any hearing involving a rate or the transfer of ownership of assets or a franchise of a public service company, the burden of proving that said rate under consideration is just and reasonable or that said transfer of assets or franchise is in the public interest shall be on the public service company…

Further, Conn. Gen. Stat. §16-11 states that:

The general purposes of this section and sections 16-19, 16-25, 16-43 and 16-47 are to assure to the state of Connecticut its full powers to regulate its public service companies, to increase the powers of the Public Utilities Regulatory Authority and to promote local control of the public service companies of this state, and said sections shall be so construed as to effectuate these purposes.

The statutes, taken together, provide the scope and standard for the Authority’s review of the Proposed Transaction.

B.	FINANCIAL, TECHNOLOGICAL AND MANAGERIAL SUITABILITY AND RESPONSIBILITY.

1.	Financial Suitability and Responsibility

The Applicants maintain that they possess the requisite financial suitability and responsibility to acquire UIL and the UIL Utilities. Due to the Proposed Transaction, UIL and the UIL Utilities would be financially stronger; would benefit from significantly greater access to equity and debt and purchasing power, and would be part of a stronger holding company after the closing of the proposed transaction than at present on a stand-alone basis. Application, p. 16. The Applicants base this conclusion on the following:

1.	Improved Current Long-Term Debt to Capital Ratio - UIL’s current long-term debt-to-capital ratio is 56%, compared to IUSA’s current long-term debt-to-capital ratio of only 20%. As a result of the Proposed Transaction, IUSA’s long-term debt-to-capital ratio would be approximately 26%.

2.	Improved Current Net Debt to EBITDA Ratio – IUSA has a significantly lower debt profile than UIL. UIL’s current net debt-to-Earnings Before Interest Taxes Depreciation and Amortization (EBITDA) ratio is approximately 4.0. IUSA’s pro forma net debt-to-EBITDA ratio following the closing of the Proposed Transaction is expected to be approximately 2.2. The net debt to EBITDA is calculated by dividing total debt less unrestricted cash by EBITDA as adjusted to remove non-recurring operating expenses.

3.	Benefit from Greater Access to Equity and Debt – These stronger financial metrics would make equity and debt more accessible and at potentially better terms and conditions than UIL could obtain on a stand-alone basis today.

Docket No. 15-07-38	Page 7

Id.

With the approval of the Proposed Transaction, UIL and the UIL Utilities would have two options for equity: (i) access to the capital markets through a publicly traded IUSA that is financially stronger than UIL, and (ii) equity infusions by Iberdrola, which has access to approximately $9 billion in liquidity in the near term. The UIL Utilities also would maintain their current abilities to issue debt and would have other opportunities to borrow from the IUSA affiliates through intercompany borrowing, which before the Proposed Transaction was limited to intercompany borrowing with other UIL Utilities. Application, p. 17.

Pursuant to Conn. Gen. Stat. §16-47(d), one of the Authority’s charges is to determine if the Applicants possess the necessary financial suitability and responsibility to effectuate this change of control. The Authority also has the obligation to determine if the Applicants have satisfied the requirements under the Regulations of Connecticut State Agencies (Conn. Agencies Regs.) §§16-47-1 thru 16-47-5. These regulations include the filing of various financial statements (both historical and pro forma), Securities and Exchange Commission (SEC) forms and financial ratios.

The Authority finds that the Applicants have fulfilled the filing of the required financial information under Conn. Agencies Regs. §§16-47-1 to 16-47-5, inclusive. Application, pp. 47 and 48. The Authority considered the financial suitability of the three entities of Iberdrola, IUSA and Networks. The Authority analyzed financial statements and considered bond ratings to determine whether Iberdrola, IUSA and Networks possess the financial suitability to successfully undertake the Proposed Transaction.

Iberdrola reported $114 billion in total assets and a capitalization of $71.6 billion as of December 31, 2014. In addition, Iberdrola is profitable, showing operating revenues of $39.9 billion, an operating income of $5.2 billion and net income of $3.1 billion as of December 31, 2014. Cash flow is strong, showing a balance of $2.2 billion at year end December 31, 2014. Application, Exhibit B-3, p. 1. The capital structure for Iberdrola as of December 31, 2014, shows 43% debt and 57% equity, which indicates low financial risk. Application, Exhibit K-1, p. 1. Using the latest financial data, Iberdrola for the six months ending June 30, 2015, exhibits balance sheet accounts of $109 billion in total assets and a capitalization of $69.2 billion. Response to Interrogatory FI-2. Profitability for Iberdrola for the six months ended June 30, 2015, consists of operating revenues of $18.0 billion, operating income of $2.4 billion and net income of $1.7 billion. Response to Interrogatory FI-32. Cash flow for the six months ending June 30, 2015, shows an end of period balance of $1.7 billion. Response to Interrogatory FI-13, Attachment 1, p. 1. The Authority finds that Iberdrola’s balance sheet, profitability, and financial risk demonstrates it is capable of consummating the Proposed Transaction.

Docket No. 15-07-38	Page 8

The Authority considers IUSA to be financially sound based on its balance sheet showing a good capitalization and its income statement showing profitability that is sufficient to execute the Proposed Transaction. The Authority concludes that the Applicants exhibit good profitability, have a strong balance sheet capitalization and ample liquidity to complete this Proposed Transaction.

The Authority also analyzed the financial ratios for Iberdrola, IUSA, Networks and combined IUSA and UIL for year-end December 31, 2014, of times interest earned ratio, fixed coverage ratio, cash flow coverage ratio, total debt/total capital, funds from operations (FFO)/total debt, net debt/EBITDA ratio, return on total assets and return on total capital. Response to Interrogatory FI-22, Attachment 1, p. 2. The Authority finds these financial ratios indicate a strong financial position when combining UIL with IUSA in the Proposed Transaction.

Credit ratings are generally a strong indicator of financial strength. At present, IUSA and Iberdrola have credit ratings that are better than UIL. IUSA and Iberdrola have a Baa1 credit rating with a “stable” outlook from Moody’s, while UIL’s credit rating from Moody’s is Baa2. Iberdrola and IUSA have BBB/Positive credit ratings from S&P, while UIL’s S&P credit rating is BBB/Stable. Iberdrola is also rated by Fitch, which recently affirmed Iberdrola’s BBB+ credit rating with a “Stable” outlook on July 10, 2015. Response to Interrogatory FI-5. Networks is not rated. Fitch’s analysis estimated FFO adjusted net leverage at 4.4x and FFO interest coverage at 5.1x for 2015-2018. Response to Interrogatory FI-14, Attachment 5, p. 1. This speaks well of Iberdrola’s financial strength. In addition, Fitch’s analysis of IUSA shows expectations of continued strong operating and financial performance at IUSA’s owned utilities, stable cash flow from its largely contracted renewable business and manageable funding needs through 2017. Response to Interrogatory FI-14, Attachment 4, p. 1. The Authority concurs and finds the Iberdrola and IUSA credit ratings are sufficient to complete the Proposed Transaction.

Financial suitability is also shown through the impact of the Proposed Transaction on financial ratios. UIL had a 4.0x net debt to EBITDA ratio as of December 31, 2014, while IUSA had a 2.2x net debt to EBITDA ratio as of the same date. The result of the Proposed Transaction, for the combined entity, produces a 2.2x net debt to EBITDA ratio showing a lower indebtedness for UIL than it had on a stand- alone basis. In addition, as of December 31, 2014, UIL had a total long-term debt to total capitalization ratio of 56% while IUSA’s ratio was substantially lower at 20%. The pro forma total long-term debt to total capitalization ratio for the combined company is at 26%. The financial suitability of IUSA to execute the Proposed Transaction is evident from the lower indebtedness of IUSA on a post transaction basis compared to UIL on a standalone basis. Responses to Interrogatories FI-1 and FI-22. The Authority finds that the resultant IUSA UIL combined financial ratios demonstrate that IUSA has the financial suitability to execute the Proposed Transaction.

The Proposed Transaction, on a pro forma consolidated basis, would provide UIL with significant improvements in credit metrics. UIL’s current net debt to EBITDA ratio is approximately 4.0; however, taking into consideration the consolidated new company, the pro forma post Proposed Transaction net debt to EBITDA ratio is approximately 2.2.

Docket No. 15-07-38	Page 9

Comparing this to other precedent transactions in the industry where the acquiring parties have significantly higher leverage levels and also incur substantial additional debt to finance the transaction, the Proposed Transaction involves relatively low leverage levels. The cash portion of the transaction consideration comprises a relatively low percentage of the total estimated transaction consideration at approximately 20%. Response to Interrogatory FI-18. Structuring of the Proposed Transaction was done, in part, to ensure the maintenance of the combined company’s financial strength. Only a portion of the transaction’s consideration is funded in cash with the remaining portion delivered in the form of common stock of the combined company. Response to Interrogatory FI-1. The Authority finds this structuring to be optimal and bolsters the financial strength of the combined entity.

IUSA’s current capital structure at 20% debt and 80% equity produces a consolidated post Proposed Transaction capital structure of 26% debt and 74% equity, when combined with UIL. Combining IUSA’s strong capital structure with UIL enhances UIL’s ability to access capital as compared to its ability without the Proposed Transaction. On a stand-alone basis, UIL has a capital structure consisting of 44% equity, which is significantly lower than the IUSA/UI consolidated equity percentage of 74%. The Authority finds this a benefit of the Proposed Transaction.

S&P concluded that the financial risk of UIL as well as UI, CNG and Southern would not be adversely affected by approval of the Proposed Transaction. These companies would become part of a materially stronger and more diversified holding company following the closing of the Proposed Transaction than they are at present on a standalone basis. Furthermore, the ring-fencing measures aid in insulating UI, CNG and Southern from its parent holding company activities, and reduce the financial risk to the UIL Utilities. Response to Interrogatory FI-23. The Authority agrees with this assessment of financial risk.

The Applicants stated that as a result of the Proposed Transaction, UI, CNG and Southern would have the benefit of increased financial flexibility because they would have a financially stronger parent company to support their operating and capital expenditure needs. The stronger parent company would provide UIL, UI, CNG and Southern with two options for obtaining equity: (a) access to the capital markets through a publicly traded IUSA that is financially stronger than UIL; and (b) equity infusions by Iberdrola, which has access to approximately $9 billion in liquidity in the near term. Response to Interrogatory FI-18.

The financial markets have reacted favorably to the announcement of the Proposed Transaction as indicated by analysts’ reports. These reports indicated that this change of control is an attractive long-term opportunity for shareholders since the combined company would have a stronger balance sheet and increased cash flow strength. The consensus is that this merger is a good fit for both UIL and Iberdrola. From the UIL perspective, this transaction furthers their strategic goal of diversifying the regulated utility footprint. From the Iberdrola perspective, this merger is an integral part of its strategy of expanding regulated business outside of Europe. Response to Interrogatory FI-20. Thus, the combination of UIL with Iberdrola and IUSA would benefit the UIL Utilities shareholders and ratepayers.

Docket No. 15-07-38	Page 10

The Authority recognizes that a corporate dividend policy is particular to that entity. There was evidence given on UIL’s dividend policy as well as IUSA’s dividend policy. UIL’s present dividend policy is to set the dividend payable by each utility to UIL in an amount that maintains each utility’s currently allowed ratemaking common equity ratio over time, while maintaining sufficient liquidity. This is also IUSA’s practice. Response to Interrogatory FI-43. At present, there are no plans to change these dividend policies. The Authority recognizes that this dividend policy of maintaining each utility’s currently allowed ratemaking common equity ratio over time, while maintaining sufficient liquidity is a sound business practice. In this case the dividend policy is also subject to provision 33 of the Settlement Agreement of a Minimum Common Equity Ratio and provision 34 of the Settlement Agreement of Limitations on Dividends. Settlement Agreement p. 9. The Authority approves the Settlement Agreement and therefore the provisions relating to dividends which could result in changes to dividends paid.

This merger transaction is structured such that the shares, premium, cash payment and transaction costs would be reflected in the capital structures, balance sheets, and income statements of Iberdrola, IUSA, and Networks but not in the capital structure, balance sheets and income statements of UIL, CEC, CTG or the UIL Utilities. Application, Exhibit K-1, p. 2. The Authority finds this accounting evidence is proof that ratepayers of the UIL Utilities would not be responsible for out-of-pocket costs including the premium of the Proposed Transaction.

The Authority considered all of the historical financial statements, pro forma financial statements and other financial information in determining financial suitability under Conn. Gen. Stat. §16-47(d). Income statements show strong profitability of the Applicants. Balance sheets show large amounts of equity and good liquidity. Ratio analysis indicates strong financial positions of the Applicants. The Authority finds that upon consummation of the Proposed Transaction, UIL and the UIL Utilities would become part of a financially stronger organization and would benefit from greater access to equity and debt than they have today. Iberdrola, IUSA and Networks’ financial strength, along with the ring-fencing measures explained, enable the Authority to find that the Applicants are financially suitable to effectuate this Proposed Transaction.

a.	Ring Fencing

Ring fencing is used by utility regulators to legally separate a non-regulated holding company from a regulated subsidiary to insulate the utility from potential bankruptcy of the parent holding company, bankruptcy and debts of affiliate companies owned by the parent holding company and debts of the parent holding company. The proposed Settlement Agreement details provisions of the ring fencing to which the Parties have agreed.

The Applicants structured the Proposed Transaction with 32 separate commitments to ring fencing provisions. Settlement Agreement pp. 5-11. The Applicants stated that their commitment to implement comprehensive ring fencing measures is designed to protect the financial condition of UIL and the UIL Utilities over the long term from potential changes in the financial circumstances of IUSA, Iberdrola or

Docket No. 15-07-38	Page 11

Iberdrola’s other affiliates. Explanatory Statement, pp. 3 and 4. Specifically, the Applicants implemented a special purpose entity (SPE) between Networks and UIL comprised of at least one independent director. This ring-fencing measure provides for bankruptcy protection for the UIL Utilities and facilitates independent decision making. In addition, as part of the SPE, there is a Golden Share, which is a non-economic interest in the SPE to vote on whether to submit a voluntary bankruptcy protection for the UIL Utilities. The Settlement Agreement also provides for a legal opinion that a bankruptcy court would not consolidate the assets and liabilities of the SPE, which is the holder of the interests of UIL, with those of the IUSA Affiliates or their non-UIL affiliates. This will provide bankruptcy protection for the UIL Utilities, which is viewed favorably by credit rating agencies. Application, p. 15.

Another ring-fencing provision is imposing dividend limitations on the UIL Utilities under circumstances where the investment grade credit rating is in jeopardy or if a minimum common equity ratio is not maintained. This ring-fencing provision will help the UIL Utilities maintain financial strength during adverse financial times. In addition, the Applicant’s pledge to maintain UIL and the UIL Utilities separate corporate existence through separate books and records, separate debt and preferred stock, as well as prohibiting the comingling of funds. This maintains the UIL Utilities’ corporate separateness from the IUSA Affiliates and their other affiliates. Id.

The Applicants asserted that their proposed ring fencing commitments are in the public interest because each of the UIL Utilities:

1.	Would have the ability to preserve its own business, resources and solvency, unaffected by its upstream owners or their affiliates;

2.	Would not be exposed to a risk of defaulting on its own obligations or of losing liquidity as a result of the financial stress or bankruptcy of its upstream owners or their other affiliates; and

3.	Are protected from being drawn into a bankruptcy proceeding of its upstream owners or their other affiliates and from filing a voluntary bankruptcy petition if such UIL Utility is itself solvent.

Application, p. 15.

The Applicants agree that the ring-fencing provisions in the proposed Settlement Agreement protect the financial condition of UIL and the UIL Utilities over the long term from any potential changes in the financial circumstances of Iberdrola and its affiliates. The ring-fencing measures are in the public interest because they ensure that each of the UIL Utilities would have the ability to maintain its own business, resources and solvency, unaffected by its upstream owners or their other affiliates. The ring-fencing provisions also insulate each of the UIL Utilities from exposure to a risk of defaulting on its own obligations or of losing liquidity due to the financial stress or bankruptcy of its upstream owners or their other affiliates. In addition, this ring fencing protects the UIL Utilities from being drawn into a bankruptcy proceeding of their upstream owners or affiliates and from filing a voluntary bankruptcy petition when such UIL Utility is itself solvent. Applicants Brief, p. 14.

Docket No. 15-07-38	Page 12

The Authority finds that the proposed Settlement Agreement’s ring-fencing provisions are comprehensive in their protection of the UIL Utilities. The provisions should adequately protect the financial strength and solvency of the UIL Utilities and allow for scrutiny of the financial health and management of the UIL Utilities. The Authority finds that the ring-fencing provisions are in the public interest and strengthen the Applicants’ financial suitability and responsibility to consummate the Proposed Transaction.

b.	Conclusion

Based on the foregoing, the Authority finds that the Applicants possess the requisite financial suitability and responsibility pursuant to Conn. Gen. Stat. §16-47.

2.	Technological Suitability and Responsibility

Iberdrola stated that IUSA Affiliates’ technological suitability and responsibility are demonstrated through their extensive energy experience, their commitment to reliability and their experience in and commitment to renewable energy and energy efficiency. Iberdrola indicated that it serves over 32 million electric and gas customers globally, of which, 2.4 million are from regulated utilities in Maine and New York. It also indirectly owns 45,000 MW of installed generation capacity, of which, over 32% is from wind energy. Iberdrola claimed that it is a leader in the field of engineering where its engineering and project management team achieved an International Standardization Organization (ISO) 9001:2008 certification for its quality management system used for large electric and natural gas capital projects. Application, pp. 18 and 19. Further, in 2012, Central Maine Power (CMP) deployed over 620,000 smart meters to over 99% of its customers. Response to Interrogatory TASC-43.

Since 2008, Iberdrola’s utilities in Maine and New York have met or exceeded approximately 40 annual customer reliability and service standards. These include state-mandated electric reliability targets for Customer Average Interruption Duration Index (CAIDI) and System Average Interruption Frequency Index (SAIFI). These utilities have also met all state-mandated gas reliability targets for leak-prone main and leak-prone service replacements. Application, p. 33. The Applicants committed to maintain the System Average Interruption Duration Index (SAIDI) and SAIFI reliability performance (excluding storms based on UI’s major storm exclusion criteria) for three years when compared to the previous four-year average. Response to Interrogatory EN-5. Other exclusion criteria included in this data will be consistent with UI’s Transmission and Distribution Reliability Performance Report filed with the Authority annually. Each year’s reliability data will be compared with the preceding four-year average of SAIDI and SAIFI data. The Applicants proposed to work with the Authority to develop a method to assess whether the reliability commitments are met. UI also proposed year-to-date metrics quarterly to the Authority as part of this commitment. Response to Interrogatory EN-6.

The Authority reviewed the maintenance plans, plant characteristics, system reliability statistics and capital expenditures for Iberdrola’s regulated utilities in Maine and New York. Responses to Interrogatories EN-1 through EN-3.

Docket No. 15-07-38	Page 13

a.	Renewable Generation

The TASC indicated it is concerned with the impact of the transaction on customer on-site renewable generation options and on the state’s ability to achieve its renewable goals. Gabel Revised PFT, p. 4. The TASC’s justification for these conditions included Iberdrola’s focus on generating renewable energy in wholesale markets and the negative impacts this may have on customer-sided generation. The TASC argued that Iberdrola’s interest in generating utility-scale renewable generation may crowd out customer-generators from the renewable energy market. Second, the TASC claimed that Iberdrola’s interest in renewable generation could be a disincentive to Iberdrola from seeking ways to improve the current interconnection process. Id., pp. 5 and 6. The TASC further argued that UI and the IUSA utilities are not keeping up with the exponentially increasing pace of distributed generation interconnection requests. TASC Written Exceptions, p. 18.

To address these concerns, the TASC proposed a set of conditions2 that the Authority could impose if the Proposed Transaction were approved. The TASC also recommended that UI be required to file with the Authority within 120 days of the transaction’s closing, whether it has adequate resources in place to meet the above conditions. Id., pp. 27-31. The TASC argued that the inclusion of these conditions is necessary to find that the Applicants possess the requisite technological and managerial suitability and responsibility required in Conn. Gen. Stat. §16-47. Further, these conditions are required to show that the Proposed Transaction is in the public interest in accordance with Conn. Gen. Stat. §16-22. TASC Brief, pp. 7 and 8.

The evidence in the record shows that IUSA does not own any generating facilities that sell power into the ISO-NE market. Subsidiaries of IUSA own three operating wind farms, which sell 100% of their output under long-term power purchase agreements. Late Filed Exhibit No. 16. In regard to the vertical market power provisions in Appendix 3 of the New York Public Service Commission’s order related to Iberdrola’s acquisition of Energy East, the Authority agrees with the Applicants that those provisions have no relevance to this proceeding. Connecticut already has rules regarding UI’s investments in generation and already has statewide interconnection standards. Id. Therefore, the Authority finds that the TASC’s theoretical vertical market power concerns are not supported by record evidence.

The TASC further claimed that Iberdrola controlled utilities have created obstacles to on-site generation. It cites only a 2013 CMP rate filing, where CMP proposed a standby rate to be imposed only on on-site generation customers. TASC acknowledged that this proposal was withdrawn by CMP and that any such proposal in Connecticut would be subject to the PURA’s authority. Gabel Revised PFT, p. 10. This one example of a withdrawn proposal does not persuade the Authority that the IUSA utilities have created obstacles to on-site generation.

[2]	The conditions the TASC proposed include adding deadlines and reporting requirements to small scale solar renewable requirements. Gabel Revised PFT, pp. 27-31.

Docket No. 15-07-38	Page 14

The TASC claimed that both UI and IUSA’s New York utilities have struggled to keep pace with the large increase in interconnection applications as further justification for applying its proposed conditions. The TASC noted that UI has seen an increase in applications for customer-side solar projects 10kW or less from 119 applications in 2012 to 843 applications in 2014, and an increase in the annual average time duration from receipt of interconnection application to receipt of conditional approval from the utility from 26 days in 2012 to 32 days in 2014. IUSA’s New York utilities have seen a similar increase in applications for customer-sided solar projects 10 kW or less from 390 in 2012 to 1,060 in 2014. Responses to Interrogatories TASC-1 and TASC-2. The Authority finds that IUSA’s New York utilities have shown an adequate performance in terms of processing the aforementioned applications in the first half of 2015 with 89% meeting the 10-day preliminary application review deadline. Response to Interrogatory TASC-33, Attachment 3.

Further, the Applicants have shown that Iberdrola has a history of successfully supporting new power generation in its Maine and New York service territories. It has no plans to curtail customer-scale renewable development after the closing of the Proposed Transaction. Response to Interrogatory TASC-37. The Applicants further affirmed that the current interconnection process is fair and that an affiliate or any other third party follows the same interconnection process and the same interconnection queue. Tr. 10/15/15, p. 199.

Based on the evidence presented, the Authority finds that the TASC’s concerns do not undermine the Applicants’ technological suitability and responsibility. Moreover, the Authority determines that it would not be in the public interest to impose the TASC’s proposed conditions in this proceeding because a uniform interconnection standard should be equally applied to all Connecticut utilities. The Authority finds that the guidelines established as a result of Docket No. 03-01-26, DPUC Investigation into the Need for Interconnection Standards for Distributed Generation, are transparent and based on a sound process. Any changes or additions to the interconnection process should be addressed in a re-opening of that proceeding with all appropriate stakeholders. Therefore, it would be inappropriate to impose TASC’s proposed conditions on the Applicants in this proceeding. Furthermore, the Authority notes that any violations of current or future interconnection standards may be raised with the Authority at any time and addressed in a separate investigation.

b.	Conclusion

Based on Iberdrola’s extensive energy experience and its commitment to reliability and energy efficiency, the Authority finds that the Applicants possess sufficient technical capability to satisfy the technological suitability and responsibility requirements of Conn. Gen. Stat. §16-47.

3.	Managerial Suitability and Responsibility

Networks’ regulated utilities in New York and Maine currently serve over 2.4 million electric and gas customers. In addition to experience related to operating electric and gas utilities, IUSA’s renewables’ subsidiary owns approximately 6,300 MW of installed generation across 18 states, of which 5,645 MW is installed wind capacity,

Docket No. 15-07-38	Page 15

making it the second largest wind operator in the United States. IUSA also indirectly owns and operates 53.25 Bcf of contracted or managed gas storage capacity in North America as of June 2015. This extensive experience would enable the IUSA Affiliates to draw upon the lessons learned from projects around the world to ensure that Connecticut customers receive safe, adequate, reliable and state-of-the-art service. Further, Networks’ regulated utilities have benefited under Iberdrola’s ownership since 2008, including measureable improvements in safety, customer service, security, purchasing, workforce training, capital delivery, asset management and planning and the installation of advanced metering infrastructure. Application, pp. 18-22.

As part of the proposed change of control, the IUSA Affiliates pledged their commitment to high quality, local management with respect to UIL and the UIL Utilities following the closing of the Proposed Transaction. Application, pp. 12 and 13; Settlement Agreement, pp. 4 and 5.

The PURA raised concerns regarding Iberdrola’s corporate culture in light of information about behavior in business conducted in other countries. Specifically, within the past ten years, Iberdrola subsidiaries have been penalized or reached settlements in at least two instances of fraud and corruption. In addition, there were three market manipulation cases in Spain: one was annulled by the court of competent jurisdiction; another was closed without the imposition of any fine; and one case was pending as of the close of the proceeding. In one of these instances, Iberdrola entered into a negotiated settlement agreement with the World Bank acknowledging misconduct involving two power projects in Albania. Consequently, Iberdrola Ingenieria y Construccion, a subsidiary of Iberdrola, is currently included on the World Bank’s list of debarred firms. Response to Interrogatory RA-11. These past fraud and corruption instances do not support Iberdrola’s managerial suitability and responsibility. Nevertheless, the allegations regarding Iberdrola affiliates’ actions are counterbalanced by other, positive evidence describing a more acceptable overall corporate scorecard. Late Filed Exhibit No. 12.

Large multinational corporations such as Iberdrola face the challenge of ensuring that all of its thousands of employees comply consistently with corporate governance rules. The record in this proceeding indicates that the actions that led to the World Bank debarment and other investigations appear to have been initiated by individual employees acting without Iberdrola’s approval. Moreover, in response to Authority directives, Iberdrola submitted numerous documents confirming that Iberdrola took appropriate, corrective actions in response to the serious wrongdoings described above and also reinforced with its employees the company’s commitment to a strong ethics compliance program. Id. Upon review of the evidence submitted in support of Iberdrola’s corporate controls and culture, the Authority remains concerned with Iberdrola’s managerial suitability and responsibility.

The breadth and depth of Iberdrola’s business interests pose a significant risk to the citizens of Connecticut. Iberdrola’s strategic ambitions are much greater than just being a regulated utility service provider in Connecticut. The fact that it operates globally means it must subscribe to many different business practices, some of which may not be condoned by US law and accepted custom. Consequently, additional reporting requirements other than those initially proposed in the Settlement Agreement

Docket No. 15-07-38	Page 16

are necessary and will be ordered below. These additional reporting requirements, along with the commitments contained within the Settlement Agreement, are necessary in order for the Authority to find that the scale tips, in favor of finding that Iberdrola and its affiliates possess the requisite managerial suitability and responsibility to grant regulatory approval of the Proposed Transaction. Upon approval of this transaction, the Authority expects Iberdrola to continue its commitment to the application of ethical governance practices and to the maintenance, development and supervision of the Iberdrola Group’s compliance policies.

UIL is a sound company in many aspects such as management, finances, corporate responsibility, community service and its relationship with customers. Tr. 10/8/15, p. 131. Therefore, the commitments made by the Applicants to maintain UIL’s current local management in the Settlement Agreement are of key importance to the Authority. While the Authority recognizes the commitment is there to support a management audit of any of the UIL Utilities, the Authority declines to order a management audit soon after the close of the Proposed Transaction, as suggested by the Settling Parties. Rather, the Authority will conduct management audits of the UIL Utilities per its normal practice and will evaluate the post-merger structure carefully. Changes to the management and organizational structure and/or business practices that are inconsistent with the commitments made under the Settlement Agreement may be subject to potential penalties pursuant to Conn. Gen. Stat. §§16-8, 16-11 and 16-41. The Authority will direct the Applicants to file any changes to the existing UIL Grants of Authority document for approval.

The Authority sees the Applicants’ commitment to maintaining its headquarters in Connecticut as meaningful and an integral aspect of this approval. Having a physical presence in the state enables more effective local management of the day-to-day operations of Connecticut-based utilities. There is also a significant public and economic benefit associated with retaining jobs in Connecticut for the duration of the IUSA ownership. Although the commitment has been made several times throughout the proceeding, it is not explicitly included in the Settlement Agreement. Application, p. 6; Response to Interrogatory AC-28. Therefore, the Authority conditions its approval of the change of control on the Applicants’ commitment to retain local management in Connecticut and directs the Applicants to submit a revised Settlement Agreement incorporating this commitment. The Authority will direct the Applicants to abide by the terms and conditions set forth in the revised Settlement Agreement, once filed.

While the Applicants made a firm commitment to hire 150 people in Connecticut, the details of the hiring plan are weak at this time. Response to Interrogatory RA-8. Decisions have not yet been made with respect to which IUSA companies will employ these individuals or what the specific positions or contracting work will be. The Authority will direct the Applicants to file a more comprehensive hiring plan once the change of control has concluded and the Applicants have had time to evaluate its organizational structure under the combined entity.

a.	Conclusion

Based on the foregoing, the Authority finds that, with the additional requirements on top of the commitments provided in the Settlement Agreement, the Applicants will possess the requisite managerial suitability and responsibility to be in control of public services companies.

Docket No. 15-07-38	Page 17

C.	PROVISION OF SAFE, ADEQUATE AND RELIABLE SERVICE

1.	Gas Pipeline Safety

Iberdrola stated that UIL and the UIL Utilities are well managed and provide safe, adequate and reliable service to their customers. Application, p. 2. Iberdrola anticipates no changes in areas such as Distribution Integrity Management Programs, operator qualification plans, public awareness plans, control room management procedures, gas control rooms and SCADA systems, operations and maintenance plans and budgets, construction standards, training programs, staffing levels of the Distribution Departments or Customer Service Departments, outsourcing of any CNG or Southern tasks, or purchasing controls on natural gas distribution equipment. Responses to Interrogatories GPS-3 through GPS-14. Iberdrola commits to doubling Southern’s spending on replacement of cast iron and bare steel, from $11 million per year to $22 million per year, over a three-year period without seeking rate recovery until the next Southern rate case. Application, p. 3. This proposed increase in spending will reduce the replacement time from approximately 61 years to 31 years. Response to Interrogatory GPS-2.

Pursuant to Conn. Gen. Stat. §16-11, the Authority remains informed of the condition of the plant, equipment and manner of operation of Southern and CNG in respect to their adequacy and suitability to accomplish the duties imposed upon them. The Authority, through the requirement of substantial compliance orders by its Decision dated February 11, 2010 in Docket No. 09-09-08, DPUC Investigation into the Contemplated Workforce Reductions by Connecticut Natural Gas Corporation and The Southern Connecticut Gas Company, monitors Southern and CNG closely to ensure no degradation or reduction in safety and reliability occur.

The Authority recognizes the benefit to increasing the cast iron and bare steel replacement budget. The increase in spending will reduce the time to replace the leak prone facilities. Responses to Interrogatories GPS-1 and GPS-2. The improved replacement program will likely lead to a reduced number of hazardous leaks and greenhouse gas emissions. The Authority continues to expect Southern to progress to a 20-year cast iron and bare steel replacement program in its next rate case.

The Authority concludes that the Applicants have the gas industry expertise for approval of the Proposed Transaction. Based on the above, the Authority determines that Iberdrola possesses the required suitability and responsibility to maintain the level of safety and reliability to ensure that Southern and CNG are able to continue to provide safe, adequate and reliable natural gas services in Connecticut. In addition, the Authority has the correct tools in place through its Gas Pipeline Safety Unit and compliance filings to ensure that the level of safety and reliability is maintained or as expected, increased.

Docket No. 15-07-38	Page 18

2.	Customer Service Issues

The Applicants affirmed their commitment to improve customer service metrics over the long term and maintain high levels of safety and reliability. Application, p. 4. The Applicants have not sought waiver of any customer service-related regulations or statutes and do not anticipate any disruption or inconvenience to customers of the UIL Utilities. Further, the Applicants were committed to improve customer service quality. This commitment consists of an improvement of 5%, by the end of the third calendar year following the closing of the Proposed Transaction, to the following customer service metrics: (1) average answering time; (2) percentage of abandoned calls; and (3) percentage of appointments met. Response to Interrogatories CA-2 and CA-4; Settlement Agreement, p. 4.

Presently, the average answering time goal for the UIL Utilities is 90 seconds, while the goal for percentage of abandoned calls is 9%. Response to Interrogatory CA-9. The present goal for the percentage of appointments met differs between the companies. In the case of UI, its goal is to meet 98% of all appointments scheduled. For CNG and Southern, the goal is to meet 95% of all scheduled four-hour appointment windows. Id.

The Authority finds that the Applicants’ proposal to improve upon the percentage of abandoned calls and percentage of appointments met, appears attainable. However, the Authority is concerned with the Applicants’ proposal to reach the 5% improvement goal for the Average Answering Time. The Applicants stated that they are considering a number of strategies to allow the UIL Utilities to meet the proposed 5% increase in customer service metrics. These strategies include increasing self-service options to avoid the need to speak to a customer service representative, reviewing technology from across all Iberdrola companies and leveraging those systems that can help improve customer service efficiencies, optimizing employee resources across the Customer Care Center organization, performing quantitative research to assess customer perception and satisfaction on key performance expectations, and qualitative research such as social media tracking, complaint assessment and customer focus groups. Response to Interrogatory CA-10. The UIL Utilities want to optimize employee resources as a method of dissecting call center statistics to maximize resources for particular days when telephone volume is expected to increase. Tr. 8/31/15, pp. 43 and 44.

According to the UIL Utilities, the 5% improvement goal will apply to the metric that includes telephone calls answered with technology (e.g., an automated interactive voice response system). Tr. 8/31/15, pp. 30 and 31. While the Applicants would consider looking into applying the 5% improvement to average answering times to telephone calls handled by live representatives, the intent is to push more calls toward automated systems. This strategy, the UIL Utilities assert, will in time improve call answering times for those calls answered by a live representative. Id.

As stated previously, the present goal for average answering time for the UIL Utilities is 90 seconds. In the event that 5% improvement commitments are not met, the proposed Settlement Agreement requires the Authority to hold a proceeding and determine appropriate regulatory action. Settlement Agreement, p. 4. Statistics provided by the UIL Utilities indicate that at present, the 90 second goal is not being met by all three companies.

Docket No. 15-07-38	Page 19

The UIL Utilities are proposing to take the three-year average, up to the time of the closing of the Proposed Transaction, of its call center performance for the average speed of answer and improve that by 5%. Tr. 8/31/15, pp. 33 and 34. The Authority notes that in the statistics provided for the 24-month time period covering August 2013 through July 2015, the mean of the average speed of answer with technology was from 103 seconds for UI, 148 seconds for CNG, and 153 seconds for Southern. Late Filed Exhibit No. 1, Attachments 1-3.

In the Application, the Applicants expressed a commitment to improve upon customer service metrics. The Applicants’ proposal to utilize a three-year time period to establish the average speed of answer goal may not be an effective means to meet this commitment. If it is the Applicants’ intent to improve the average speed of answer metric, a shorter time period to establish the benchmark goal should be considered. Accordingly, the Authority will require the Applicants take the average of the last 18 months of the three calendar year period following the close of the Proposed Transaction for its basis to determine the 5% improvement to average answering times. This final 18 month interval within the three-year period following the close of transaction should allow for the positive effects of the planned strategies and initiatives outlined by the Applicants in its responses to Interrogatories CA-10 and CA-11 to take effect.

On a positive basis, the Authority acknowledges IUSA Affiliates’ past history in improving upon customer service quality and metrics. IUSA made significant and measurable improvement to the area of customer service in its regulated utilities in New York and Maine. Application, pp. 19-22. Based upon the review of the broad and general representations made by the Applicants, it appears that there will be no negative impact upon customer service operations for Connecticut consumers of the UIL Utilities as a result of the Proposed Transaction. Further, the Authority finds that the proposed improvements to customer service quality benefits as expressed within the Settlement Agreement serve to enhance the overall customer service experience for Connecticut consumers of the UIL Utilities.

3.	Retiree Benefits

The Authority received correspondence concerning changes in retiree benefits as a result of the merger. On post-retirement benefits other than pensions (PBOP), the Applicants stated that there would be no transfer of PBOP assets, and employees’ benefits would not be adversely affected as a result of the Proposed Transaction. Response to Interrogatory FI-34. The Applicants also stated that there would be no transfer of pension plan assets and employees’ benefits would not be adversely affected. Response to Interrogatory FI-35. Therefore, based on the evidence presented, the Authority expects no changes in the PBOP and pension benefits.

The 401(k) plan participants will receive one share of IUSA common stock for each share of UIL stock they hold, plus a special one-time cash payment of $10.50 per share of UIL stock owned. The one-for-one swap will be completed after approximately

Docket No. 15-07-38	Page 20

a one week freeze of the company stock fund. The cash portion will be credited to an individual employee’s account in a stable value money market fund. Employees will be provided with appropriate notices, updates and fee disclosure approximately 30-60 days in advance of the closing date. There are no planned changes to the 401(k) plans as a result of the Proposed Transaction. On a going-forward basis, the company match will continue, but could be in cash instead of company stock. Response to Interrogatory FI-3. Based on the foregoing, the Authority expects the 401(k) plan will remain substantially the same as before the Proposed Transaction.

4.	Reliability Performance

The Applicants contend that the Proposed Transaction will not negatively impact the UIL Utilities’ ability to provide safe and reliable service to their customers and that they will uphold all regulatory commitments to the Authority. Application, p. 30. The Applicants also commit to use the same plant, equipment and facilities at the same locations and will make no changes to the operational centers of the UIL Utilities after the transaction is consumated. Id., p. 32.

After the transaction, the UIL Utilities will have access to IUSA’s resources in New York and Maine to help restore service in emergencies such as in cases of storm response. These resources are located in the same region as the UIL Utilities and will be affiliates of IUSA’s utilities. The UIL Utilities will be able to call on these resources prior to using any mutual aid agreements. Further, IUSA’s utilities charge affiliates only the direct costs such as labor and overhead and do not charge administrative costs. Application, p. 34. For the last three major storms in which UI has called on mutual aid agreements, the percentage of administrative costs to total costs has been about six percent. Response to Interrogatory EN-8.

The Applicants will accelerate efforts at UI to proactively address state and local concerns regarding the impact of storms on the electric system. Application, p. 10. Six months after close of the transaction, the Applicants will submit to the Authority for its approval, a multi-year plan and cost recovery mechanism for spending on additional distribution system resiliency. Settlement Agreement, p. 3. Some of the improvements the Applicants expect to propose include coastal substation protection against FEMA 100 year flood level risk and feeder resiliency to increase substation back-up capabilities.

The Authority finds that after the transaction, UI should be able to respond more efficiently to major storms due to its access to a large number of resources. The Applicants are clear that this commitment does not address the prudency or prioritization of any particular investments to be proposed as stated in the response to Interrogatory EN-9. While details of the particular investments related to storm resiliency have yet to be proposed, the Authority finds benefit in the Applicants’ commitment to storm resiliency. Based on these commitments and benefits of the Proposed Transaction outlined above, the Authority finds that the Applicants possess the ability to provide safe, adequate and reliable service to the public through UI’s plant, equipment and manner of operation.

Docket No. 15-07-38	Page 21

D.	PUBLIC INTEREST

As part of the Authority’s overall statutory mandate, the public interest must be considered in a change of control proceeding. Specifically, Conn. Gen. Stat. §16-22 provides that the burden of proving that a “transfer of assets or franchise is in the public interest shall be on the public service company.”

The Applicants claimed that the Proposed Transaction is in the public interest and should be approved. The Applicants asserted that their commitments provide tangible and measurable economic, customer service and reliability benefits. Additionally, the Applicants state that the commitments provide both long-term and short-term benefits to customers and the areas served by the UIL Utilities and provide economic benefits to the state. Application, p. 8.

The Authority generally agrees that many of the Applicants’ commitments are in the public’s interest. It is noted, however, that the Authority previously stated in its approval to sell English Station that it “will not permit any future costs [of any potential environmental liabilities] for any reasons … to revert to ratepayers” in the Decision dated June 29, 2000 in Docket No. 00-04-05, Petition of the United Illuminating Company for Approval to Sell English Station. Therefore, while the Applicants’ commitment to clean up English Station should expedite the environmental remediation process by eliminating the need for potential future litigation, remediation costs associated with English Station were already the responsibility of shareholders.

Notwithstanding English Station, there are measurable economic benefits contained within the Settlement Agreement as set forth supra in Section II.B., Settlement Agreement. In addition, the Applicants agree to the following conditions set forth in the Settlement Agreement:

1.	The OCC will withdraw its appeal of Docket No. 13-06-08, Application of Connecticut Natural Gas Corporation to Increase Its Rates and Charges, upon the expiration of the time period for appeal of the order approving the Settlement Agreement if no appeal has been taken, or such earlier date as all docket participants agree that no appeal will be taken. The Authority will issue a supplemental Decision in Docket No. 13-06-08 to remove the requirement that CNG file a private letter ruling request by CNG with the Internal Revenue Service as all issues have been resolved.

2.	UI will withdraw its appeals of Docket No. 99-03-35RE20, PURA Determination of The United Illuminating Company’s Standard Offer - 2013 Reconciliation of CTA and SBC, and Docket No. 14-02-01, PURA Semi-Annual Reconciliation of the Federally Mandated Congestion Cost and the Generation Service Charges of The Connecticut Light and Power Company and The United Illuminating Company, upon the expiration of the time period for appeal of the order approving the Settlement Agreement if no appeal has been taken, or such earlier date as all docket participants agree that no appeal will be taken.

3.	The Authority’s approval of the Settlement Agreement shall resolve all issues related to the transaction approved by the Authority in Docket No. 10-07-09, Joint Application of UIL Holdings Corporation and Iberdrola USA, Inc. for Approval of a Change of Control of Connecticut Natural Gas Corporation and The Southern Connecticut Gas Company.

Docket No. 15-07-38	Page 22

Settlement Agreement, pp. 2-4.

The resolution of the litigation in these dockets is beneficial to the ratepayers of the UIL Utilities due to the avoided litigation costs of expeditious resolution of these disputes.

In sum, the Settlement Agreement provides $40 million in ratepayer credits to the existing customers of the UIL Utilities, approximately $45.4 million in potential avoided cost recovery associated with increasing pipeline safety and storm resiliency activity and rate freezes, and approximately $39 million in public benefits associated with environmental remediation, charitable contributions and customer disaster relief. Settlement Agreement, pp. 2 and 3; Supplement to Response to Interrogatory RA-6. In light of the above, the Authority determines that the proposed combination of direct and indirect ratepayer benefits and public benefits agreed upon in the proposed Settlement Agreement tip the scale in favor of finding that the Proposed Transaction is in the public interest.

IV.	FINDINGS OF FACT

1.	On July 31, 2015, the Applicants jointly submitted a new application to the Authority pursuant to Conn. Gen. Stat §16-47 for approval of a change of control of UIL and the UIL Utilities.

2.	IUSA is the sub-holding company of Iberdrola in the US and holds the share capital of various companies that head the business in the US.

3.	UIL is a US company listed on the NYSE and is the parent company of a group of companies that engage mainly in the regulated business of delivery and distribution of electricity and natural gas in Connecticut and Massachusetts.

4.	The Merger Transaction will be achieved pursuant to the terms of an Agreement and Plan of Merger dated February 25, 2015, signed by IUSA, UIL and Merger Sub.

5.	Once the Merger Transaction is closed, the UIL Utilities will become subsidiaries of the new UIL Holdings Corporation.

6.	After the closing of the Proposed Transaction, IUSA intends to transfer 100% of the ownership interests in Merger Sub to Networks, making the UIL Utilities subsidiaries of Networks.

7.	The financial terms of the Proposed Transaction call for an exchange for each UIL share with one share of IUSA common stock and $10.50.

Docket No. 15-07-38	Page 23

8.	As a result of the Proposed Transaction, UIL’s current shareholders, as of the record date set by UIL, will receive 18.5% of the outstanding voting securities in IUSA as of the closing date of the Merger Transaction.

9.	IUSA will become a publicly traded company listed on the NYSE.

10.	The total consideration to be paid by IUSA, based upon the number of UIL shares outstanding as of February 25, 2015, is approximately $3 billion.

11.	Neither UIL nor the UIL Utilities will incur any debt as a result of the Proposed Transaction.

12.	Due to the Proposed Transaction, UIL and the UIL Utilities will be financially stronger and will benefit from significantly greater access to equity and debt and purchasing power than they have at the present time.

13.	UIL’s current long term debt-to-capital ratio is 56%, while compared to IUSA’s current long term debt-to-capital ratio at only 20%.

14.	As a result of the Proposed Transaction, IUSA’s long-term debt-to-capital ratio will be approximately 26%.

15.	IUSA has a significantly lower debt profile than UIL. UIL’s current net debt-to-EBITDA ratio is approximately 4.0.

16.	With the approval of the Proposed Transaction, UIL and the UIL Utilities will have two options for equity: (i) access to the capital markets through a publicly traded IUSA that is financially stronger than UIL; and (ii) equity infusions by Iberdrola, which has access to approximately $9 billion in liquidity in the near term.

17.	The UIL Utilities will maintain their current abilities to issue debt and will have other opportunities to borrow from the IUSA affiliates through intercompany borrowing, which before the Proposed Transaction was limited to intercompany borrowing with other UIL Utilities.

18.	Iberdrola reported $114 billion in total assets and a capitalization of $71.6 billion as of December 31, 2014.

19.	Iberdrola is profitable, showing operating revenues of $39.9 billion, an operating income of $5.2 billion and net income of $3.1 billion as of December 31, 2014.

20.	Iberdrola’s cash flow is strong, showing a balance of $2.2 billion at year end December 31, 2014.

21.	The capital structure for Iberdrola as of December 31, 2014, shows 43% debt and 57% equity.

Docket No. 15-07-38	Page 24

22.	Iberdrola for the six months ended June 30, 2015, exhibits balance sheet accounts of $109 billion in total assets and a capitalization of $69.2 billion.

23.	Profitability for Iberdrola for the six months ending June 30, 2015, consists of operating revenues of $18.0 billion, operating income of $2.4 billion and net income of $1.7 billion.

24.	Iberdrola’s cash flow for the six months ending June 30, 2015, shows an end of period balance of $1.7 billion.

25.	IUSA and Iberdrola have a Baa1 credit rating with a stable outlook from Moody’s, while UIL’s credit rating from Moody’s is Baa2.

26.	Iberdrola and IUSA have BBB/Positive credit ratings from S&P, while UIL’s S&P credit rating is BBB/Stable.

27.	Fitch recently affirmed Iberdrola’s BBB+ credit rating with a stable outlook on July 10, 2015.

28.	UIL had a 4.0x net debt to EBITDA ratio as of December 31, 2014, while IUSA had a 2.2x net debt to EBITDA ratio as of the same date.

29.	The result of the Proposed Transaction, for the combined entity, produces a 2.2x net debt to EBITDA ratio showing a lower indebtedness for UIL than it had on a stand-alone basis.

30.	S&P has concluded that the financial risk of UIL as well as UI, CNG and Southern will not be adversely affected by the Proposed Transaction since they will become part of a materially stronger and more diversified holding company following the closing of the Proposed Transaction than they are at present on a stand-alone basis.

31.	The financial markets have reacted favorably to the announcement of the Proposed Transaction as indicated by analysts’ reports.

32.	UIL’s present dividend policy is to set the dividend payable by each utility to UIL in an amount to maintain each utility’s currently allowed ratemaking common equity ratio over time, while maintaining sufficient liquidity.

33.	This merger transaction is structured such that the shares, premium, cash payment and transaction costs will be reflected in the capital structures, balance sheets, and income statements of Iberdrola, IUSA, and Networks but not in the capital structure, balance sheets and income statements of UIL, CEC, CTG or the UIL Utilities.

34.	The Applicants have structured the Proposed Transaction with 32 separate commitments to ring-fencing provisions.

Docket No. 15-07-38	Page 25

35.	The Applicants will implement a SPE between Networks and UIL comprised of at least one independent director.

36.	The SPE provides for bankruptcy protection for the UIL Utilities and facilitates independent decision making.

37.	As part of the SPE, there is a Golden Share, which is a non-economic interest in the SPE to vote on whether to submit a voluntary bankruptcy protection for the UIL Utilities.

38.	The Settlement Agreement also provides for a legal opinion that a bankruptcy court would not consolidate the assets and liabilities of the SPE, which is the holder of the interests of UIL, with those of the IUSA Affiliates or their non-UIL affiliates.

39.	A ring fencing provision imposes dividend limitations on the UIL Utilities under circumstances where the investment grade credit rating is in jeopardy or if a minimum common equity ratio is not maintained.

40.	The Applicants pledge to maintain UIL and the UIL Utilities separate corporate existence through separate books and records, separate debt and preferred stock, as well as prohibiting comingling of funds.

41.	Ring-fencing is used by utility regulators to legally separate a non-regulated holding company that is not regulated from a regulated subsidiary to insulate the utility from potential bankruptcy of the parent holding company, bankruptcy and debts of affiliate companies owned by the parent holding company and debts of the parent holding company.

42.	The ring-fencing provisions insulate each of the UIL Utilities from exposure to a risk of defaulting on its own obligations or of losing liquidity due to the financial stress or bankruptcy of its upstream owners or their other affiliates.

43.	Iberdrola serves over 32 million electric and gas customers globally, of which 2.4 million are from regulated utilities in Maine and New York.

44.	Iberdrola indirectly owns 45,000 MW of installed generation capacity, of which over 32% is from wind energy.

45.	Iberdrola’s engineering and project management team achieved an ISO 9001:2008 certification for its quality management system used for large electric and natural gas capital projects.

46.	Since 2008, Iberdrola’s utilities in Maine and New York have met or exceeded approximately 40 annual customer reliability and service standards.

47.	IUSA does not own any generating facilities that sell power into the ISO-NE market.

Docket No. 15-07-38	Page 26

48.	Subsidiaries of IUSA own three operating wind farms, which sell 100% of their output under long-term power purchase agreements.

49.	UI has seen an increase in applications for customer-sided solar projects 10kW or less from 119 applications in 2012 to 843 applications in 2014.

50.	UI has seen an increase in the annual average time duration from receipt of interconnection application to receipt of conditional approval from the utility from 26 days in 2012 to 32 days in 2014.

51.	IUSA’s New York utilities have seen an increase in applications for customer-sided solar projects 10 kW or less from 390 in 2012 to 1,060 in 2014.

52.	IUSA’s New York utilities have met the 10-day preliminary application review deadline in the first half of 2015 for 89% of the applications.

53.	IUSA’s renewables subsidiary owns approximately 6,300 MW of installed generation across 18 states, of which 5,645 MW is installed wind capacity, making it the second largest wind operator in the United States.

54.	IUSA indirectly owns and operates 53.25 Bcf of contracted or managed gas storage capacity in North America as of June 2015.

55.	IUSA’s extensive experience enables its affiliates to draw upon the lessons learned from projects around the world to ensure that Connecticut customers would receive safe, adequate, reliable and state-of-the-art service.

56.	Networks’ regulated utilities have benefited under Iberdrola’s ownership through measureable improvements in safety, customer service, security, purchasing, workforce training, capital delivery, asset management and planning and the installation of advanced metering infrastructure.

57.	As part of the proposed change of control, the IUSA Affiliates pledged their commitment to high quality, local management with respect to UIL and the UIL Utilities following the closing of the Proposed Transaction.

58.	The actions that led to the World Bank debarment and other investigations appear to have been initiated by individual employees acting without Iberdrola’s approval.

59.	Iberdrola submitted numerous documents confirming that Iberdrola took appropriate, corrective actions in response to the World Bank debarment and other investigations and reinforced with its employees the company’s commitment to a strong ethics compliance program.

60.	The Applicants have not made specific decisions yet with respect to the hiring plan in the Settlement Agreement.

Docket No. 15-07-38	Page 27

61.	Iberdrola anticipates no changes in many safety and customer service areas such as DIMP.

62.	The proposed increase in spending level on replacement of cast iron and bare steel will reduce the replacement time from approximately 61 years to 31 years.

63.	Iberdrola has significant gas industry expertise.

64.	The Applicants made a specific commitment to improve customer service quality by 5%, by the end of the third calendar year following the closing of the Proposed Transaction.

65.	Presently, the average answering time goal for the UIL Utilities is 90 seconds, while the goal for percentage of abandoned calls is 9%.

66.	The Applicants are considering a number of strategies to allow the UIL Utilities to meet the proposed 5% improvement in certain customer service metrics.

67.	Statistics provided by the UIL Utilities indicate that at present, the 90 second goal is not being met by all three companies.

68.	For the 24-month time period covering August 2013 through July 2015, the average of the average speed of answer with technology ranged from 103 seconds for UI, 148 seconds for CNG, and 153 seconds for Southern.

69.	There will be no transfer of PBOP assets and employees’ benefits will not be adversely affected as a result of the Proposed Transaction.

70.	There will be no transfer of pension plan assets, and employees’ benefits will not be adversely affected as a result of the Proposed Transaction.

71.	The 401(k) plan participants will receive one share of IUSA common stock for each share of UIL stock they hold plus a special one-time cash payment of $10.50 per share of UIL stock owned.

72.	The 401(k) plan, one for one swap can be completed after approximately a one-week freeze of the Company stock fund.

73.	The cash portion will be credited to an individual employee’s account in a stable value money market fund.

74.	Employees will be provided with appropriate notices, updates and fee disclosure approximately 30-60 days in advance of the closing date.

75.	The Applicants commit to use the same plant, equipment and facilities at the same locations and will make no changes to the operational centers of the UIL Utilities after the transaction.

Docket No. 15-07-38	Page 28

76.	The UIL Utilities will have access to resources of IUSA’s New York and Maine utilities to help restore service in emergencies such as storm response.

77.	The Applicants commit for three years to maintain SAIDI and SAIFI reliability performance for UI’s service territory for data excluding storms based on UI’s current major storm exclusion criteria.

V.	CONCLUSION AND ORDERS

A.	CONCLUSION

Based on its review of the record, the Authority concludes that the Applicants possess the requisite financial, technological and managerial capability for approval of a change of control. The Applicants have met their specific burden of proof by demonstrating that the proposed corporate structure, the change of control transaction satisfies the statutory requirement of possessing the requisite financial, technological and managerial suitability and responsibility. In addition, the proposed change of control transaction, as currently structured, allows the UIL Utilities to continue to provide safe, adequate and reliable service to the public through each respective company’s plant, equipment and manner of operation. Furthermore, the Authority concludes that the Applicants have met their burden of proof that the Proposed Transaction, as presently structured, is in the public interest. Accordingly, based on the foregoing, the Authority hereby conditionally approves the Proposed Transaction with the following orders.

B.	ORDERS

For the following Orders, the Company shall submit one original of the required documentation to the Executive Secretary, 10 Franklin Square, New Britain, Connecticut 06051 and file an electronic version through the Authority’s website at www.ct.gov/pura. Submissions filed in compliance with the Authority’s Orders must be identified by all three of the following: Docket Number, Title and Order Number. Compliance with orders shall commence and continue as indicated in each specific Order or until the Company requests and the Authority approves that the Company’s compliance is no longer required after a certain date.

1.	Effective immediately, any changes to the existing UIL Grants of Authority document shall be filed with the Authority.

2.	No later than December 16, 2015, the Applicants and the OCC shall jointly submit a revised Settlement Agreement that acknowledges the commitment to maintain the UIL Utilities’ headquarters in Connecticut for the duration of the IUSA ownership.

3.	No later than December 16, 2015, the Applicants and the OCC shall jointly submit a revised Settlement Agreement that acknowledges the basis to determine the 5% improvement to average answering times shall be the average of the last 18 months of the three calendar year period following the close of the Proposed Transaction.

Docket No. 15-07-38	Page 29

4.	No later than December 16, 2015, the Applicants and the OCC shall jointly submit a revised Settlement Agreement that includes a commitment to:

a.	An arms-length business relationship between IUSA, Networks and any other Iberdrola business unit and UIL and its Connecticut utility companies, which will be governed by Authority’s affiliate transaction rules and regulations;

b.	Upon 60 days advanced notice, and subject to resolution of confidentiality and privilege issues to the books and records, in English, of Iberdrola and its subsidiaries that may have a direct or indirect controlling interest in the UIL Utilities, and other Iberdrola affiliates where such books and records are relevant to PURA’s exercise of authority, and necessary to audit and monitor any transactions that have occurred between any of the UIL Utilities and such subsidiaries or affiliates;

c.	IUSA shall report to the Authority, subject to resolution of confidentiality and privilege issues, within 60 days of any final determination of: (a) fraud, corruption, or noncompliance with the Foreign Corrupt Practices Act of 1974, committed by any affiliate of Iberdrola, as determined by a court of competent jurisdiction; or (b) noncompliance by any affiliate of Iberdrola with the rules and regulations of the World Bank or a relevant regional development bank, as determined by the World Bank or a regional development bank;

d.	An annual attestation by the chief executive officer of IUSA or Networks that IUSA or Networks and its subsidiaries are in full compliance with the rules, regulations and requirements set forth in the Foreign Corrupt Practices Act of 1974; and

e.	Designation and appointment by IUSA of a regulatory compliance officer for fulfilling the above referenced requirements.

5.	The Applicants shall abide by the terms and conditions set forth in the revised Settlement Agreement.

6.	No later than ten business days following the Closing, the Applicants shall notify the Authority that no material modifications were made to the terms and conditions of the Purchase Agreement and whether the Proposed Acquisition has or has not taken place.[3]

7.	No later than ten business days following IUSA becoming a member of the NYSE, the Applicants shall notify the Authority.

[3]	Orders 1, 6 through 19 seek notification and other informational filings that do not constitute additional conditions or requirements as contemplated under Section 49 of the Settlement Agreement.

Docket No. 15-07-38	Page 30

8.	No later than ten business days following the filing of Form 8-K, 10-Ks or any required reports with the SEC, IUSA shall file such reports with the Authority.

9.	No later than ten business days following the completion of the accounting for the Proposed Transaction, the Applicants shall file with the Authority all journal entries resulting at that point.

10.	No later than ten business days following a rating agency presentation made by IUSA or any of its affiliates, the presentation shall be filed with the Authority.

11.	No later than ten business days following IUSA obtaining a non-consolidation opinion, a copy shall be filed with the Authority.

12.	No later than six months after the closing of the Proposed Transaction, and every six months thereafter, each UIL Utility shall file, under an officer’s certificate, each payment of a dividend, the equity level at the time the board of directors considered payment of the dividend, and the calculations to demonstrate that the common equity ratio immediately after the dividend payment did not fall below the minimum common equity ratio of 300 basis points below the equity percentage used to set rates in such UIL Utility’s most recent rate proceeding.

13.	Within 60 days of a rating event, the UIL Utility affected by the rating event shall file a plan, with the Authority, explaining the actions that are planned to rectify the rating event.

14.	IUSA shall notify the Authority within 180 days of the consummation of the Proposed Transaction as to the status of implementation of the provisions of the Settlement Agreement.

15.	UIL shall file with the Authority an annual filing certifying compliance with the ring-fencing provisions and other requirements in the Settlement Agreement.

16.	At the time the SPE is formed and every year thereafter, UIL shall provide a certificate from an officer of IUSA certifying that: (a) IUSA shall maintain the requisite legal separateness in the corporate reorganization structure; (b) the organization structure serves important business purposes for IUSA; and (c) UIL and its regulated subsidiaries will be kept separate to avoid substantive consolidation of UIL or its regulated subsidiaries with Networks or IUSA.

17.	No later than June 30, 2016, UI shall meet with the Authority in a technical meeting to establish a methodology for determining its SAIDI and SAIFI reliability commitments.

18.	No later than July 1, 2016, each UIL Utility shall file a more comprehensive hiring plan pursuant to its commitment in Section 10 of the Settlement.

19.	No later than December 30, 2016, and each calendar year thereafter, each of the UIL Utilities shall file a report detailing the number and cost of hiring outside contractors for work done in each of the Company’s respective franchise areas.

Docket No. 15-07-38	Appendix 1

STATE OF CONNECTICUT

PUBLIC UTILITIES REGULATORY AUTHORITY

JOINT APPLICATION OF IBERDROLA, S.A.,	:	Docket No. 15-07-38
IBERDROLA USA, INC., IBERDROLA USA	:
NETWORKS, INC., GREEN MERGER SUB, INC.	:
AND UIL HOLDINGS CORPORATION FOR	:	September 18, 2015
APPROVAL OF A CHANGE OF CONTROL	:

SETTLEMENT AGREEMENT

WHEREAS, this Settlement Agreement is entered into by and between Iberdrola USA Networks, Inc. (“Networks”), Iberdrola USA, Inc. (“IUSA”), Iberdrola, S.A. (“Iberdrola” and collectively with Networks and IUSA, the “IUSA Affiliates”), Green Merger Sub, Inc. (“Merger Sub”) and UIL Holdings Corporation (“UIL” and collectively with the IUSA Affiliates and Merger Sub, the “Applicants”) and Elin Swanson Katz, Consumer Counsel, on behalf of the State of Connecticut, Office of Consumer Counsel (“OCC” and collectively with the Applicants the “Settling Parties”), in connection with the application filed by the Applicants on July 31, 2015 (“Application”) for approval of a transaction that, if approved, would result in a change in control of UIL (“Proposed Transaction”) pending before the Public Utilities Regulatory Authority (“Authority”) in the above-referenced docket;

WHEREAS, the Applicants filed their Application for approval of the Proposed Transaction with the Authority, and the Settling Parties subsequently have engaged in discovery, hearings and negotiations concerning the Application, the Proposed Transaction and the matters addressed in this Settlement Agreement;

WHEREAS, the Settling Parties have discussed various matters related to the Application and Proposed Transaction, and wish to resolve those issues on mutually agreeable terms, and without establishing any precedent or principles applicable to any other proceedings; and

WHEREAS, it is the policy of the Authority, consistent with Conn. Gen. Stat. §16-19jj, to encourage the use of settlements to resolve contested cases and proceedings.

NOW THEREFORE, in consideration of the exchange of promises and covenants herein contained, the legal sufficiency of which is hereby acknowledged, the Settling Parties agree, subject to approval by the Authority, as follows:

Docket No. 15-07-38	Appendix 1

AUTHORITY APPROVAL

1.	Merger Approval – The Settling Parties agree that the Proposed Transaction, as supplemented, modified or superseded by this Settlement Agreement, is consistent with Connecticut law and the public interest and should be approved by the Authority without additional conditions. This Settlement Agreement is contingent upon the Authority’s approval of this Settlement Agreement.

MERGER-RELATED DIRECT ECONOMIC BENEFITS

2.	Customer Rate Credits – The Applicants will provide $20 million in customer rate credits in the aggregate to customers of The United Illuminating Company (“UI”), Connecticut Natural Gas Corporation (“CNG”) and The Southern Connecticut Gas Company (“SCG” and collectively with CNG and UI, the “UIL Utilities”) in the first year following the closing.

a.	OCC recommends the following approach for allocating the $20 million among the three UIL Utilities: A one-time, $20 million rate credit to customers will be allocated to UI, SCG and CNG based on the total number of retail customers at each utility in proportion to the total number of retail customers of the three UIL Utilities. Each Company’s rate credit will be allocated to firm retail customer classes (i.e., residential, commercial and industrial) based upon their proportional share of the monthly customer charges, and will appear on the bill as a uniform dollar amount credit for each separate customer class as a separate line item, along with an explanatory bill message. All customers within a retail customer class shall receive the same rate credit dollar amount. The rate credits will be applied to billing cycles in or before the third full billing month following the closing of the Proposed Transaction.

3.	Additional Ratepayer Benefits for CNG Customers – The Applicants will provide $12.5 million in rate credits to customers of CNG over the ten-year period of 2018-2027 ($1.25 million per year).

4.	Additional Ratepayer Benefits for SCG Customers – The Applicants will provide the following benefits to customers of SCG:

a.	$1.6 million in ratepayer savings associated with doubling SCG’s bare steel/cast iron main replacement (from $11 million per year to $22 million per year) over a three-year period without seeking recovery until the next SCG rate case.

b.	$7.5 million in rate credits over the ten-year period of 2018-2027 ($0.75 million per year).

Docket No. 15-07-38	Appendix 1

5.	Base Rate Freezes – The Applicants commit to distribution base rate freezes for the UIL Utilities, which will result in significant customer savings. Specifically:

a.	UI’s current distribution base rates will remain with no new distribution base rates in effect before at least January 1, 2017; and

b.	CNG’s and SCG’s respective current distribution base rates will remain with nO new distribution base rates in effect before at least January 1, 2018.

6.	Clean Energy Fund – The Applicants will provide $2 million per year for a three-year period following closing to the State of Connecticut Department of Energy and Environmental Protection (“DEEP”) to be used to stimulate public and private investment in energy efficiency, renewable generation, storage, alternative transportation, electric vehicles and other clean technologies.

7.	Storm Resiliency – Within 6 months after closing, UI will submit a multi-year plan and cost recovery mechanism to the Authority for spending on additional distribution system resiliency. The program will be subject to the Authority’s review and approval. Subject to such approval UI commits that all investment will be made in a timeframe approved by the Authority. UI will commit to seeking the following rate treatment for the first $50 million in such spending: UI will be allowed to recover the revenue requirements associated with the investment through the system benefits charge, federal mandated congestion charge or similar mechanism, but for the period of two years following completion of the investment, for the equity portion of the investment, UI will not recover the difference between (a) the cost of equity and (b) the cost of debt, which will result in an estimated UI customer benefit of $5 million.

8.	Customer Disaster Relief – The Applicants commit to provide $1 million for disaster relief needs for Connecticut residents through entities such as the Connecticut Coordinated Assistance and Recovery Endowment (CT CARE).

9.	Charitable Contributions – UIL and the UIL Utilities will maintain their current charitable giving and corporate philanthropy programs for at least four years (based upon historical annual contribution levels of between $500,000 to $800,000).

10.	Hirings – During the three years following closing, the Applicants commit to hire 150 people in the State of Connecticut (to the extent such people are hired as contractors, such contracts will be multi-year).

11.	English Station – UI has signed a Proposed Partial Consent Order (“Consent Order”) that, when approved by the Commissioner of DEEP and subject to the closing of the Proposed Transaction and other terms and conditions in the Consent Order, requires UI to investigate and remediate certain environmental conditions within the perimeter of the English Station site. To the extent that the investigation and remediation is less than $30 million, UI will remit to the State of Connecticut the difference between such costs and $30 million for a public purpose as determined in the discretion of the Governor, the AG, and the Commissioner of DEEP. The remediation will benefit the City of New Haven, and will further the State’s broader goals of revitalizing contaminated sites. Accordingly, this would provide a public interest benefit estimated at $30 million.

Docket No. 15-07-38	Appendix 1

12.	Litigation –

a.	OCC will withdraw its appeal of Docket No. 13-06-08 upon the expiration of the time period for appeal of the order approving the settlement agreement if no appeal has been taken, or such earlier date as all docket participants agree that no appeal will be taken. The Authority will issue a supplemental decision in Docket No. 13-06-08 to remove the requirement that CNG file a private letter ruling request by CNG with the Internal Revenue Service as all issues have been resolved.

b.	UI will withdraw its appeals of Docket Nos. 99-03-35RE20 and 14-02-01 upon the expiration of the time period for appeal of the order approving the settlement agreement if no appeal has been taken, or such earlier date as all docket participants agree that no appeal will be taken.

c.	The Authority’s approval of this Settlement Agreement shall resolve all issues related to the transaction approved by the Authority in Docket No. 10-07-09.

CUSTOMER SERVICE QUALITY BENEFITS

13.	Customer Service Quality – The UIL Utilities will improve the following customer service metrics by 5% by the end of the third calendar year following closing: (a) average answering times; (b) % abandoned calls; and (c) % appointments met. In the event that such commitments are not met, the Authority will hold a regulatory proceeding and determine any penalties to be imposed.

14.	Safety and Reliability Quality – The Applicants will maintain the high level of safety and reliability (determined as the average of the four preceding calendar years) as measured by SAIDI and SAIFI for UI and by gas leak response and third party damage for SCG and CNG. In the event that such commitments are not met, the Authority will hold a regulatory proceeding and determine any penalties to be imposed.

MAINTAINING LOCAL MANAGEMENT

15.	Local Management –

a.	There will be no changes to the day-to-day management and operation of the UIL Utilities as a result of the Proposed Transaction.

b.	The UIL Utilities will retain their current authority and decision-making.

c.	There will be no reductions to any of the Grants of Authority currently in effect for UIL and the UIL Utilities.

Docket No. 15-07-38	Appendix 1

d.	A new management position will be created, the President of Connecticut Operations, who will come from the existing management team of UIL or the UIL Utilities.

e.	The President of Connecticut Operations will be headquartered in Connecticut, along with people involved in the management of UIL and the UIL Utilities (regardless of the entity at which they will ultimately be employed).

f.	There will be no involuntary terminations, except for cause or performance, in the State of Connecticut for at least three years after closing.

g.	A Connecticut resident will be named to the Networks board of directors. This person will be an independent (i.e., non-management) director.

h.	The Applicants will support a management audit of any of the UIL Utilities following closing of the Proposed Transaction and note that any such audits may be most useful if initiated following the integration of the UIL Utilities, or shortly before the end of the second year following closing of the Proposed Transaction.

i.	The Applicants commit to include the service territories of the UIL Utilities in the group of locations where meetings of IUSA’s and Networks’ boards of directors and management are held.

j.	The Applicants commit that the interests of UI and the State of Connecticut will be given substantial consideration in the ISO-NE stakeholder processes. Either the Applications’ member or alternate on the NEPOOL Participants Committee will be from the State of Connecticut.

k.	IUSA intends to maintain its ownership of UIL and the UIL Utilities and is committed to the State of Connecticut. The Applicants have no plans to sell the UIL Utilities and acknowledge that any such sale in the future would require approval by the Authority.

RING-FENCING MEASURES AND

ADDITIONAL LOCAL MANAGEMENT COMMITMENTS

16.

Special Purpose Entity – Following the consummation of the Proposed Transaction, the Applicants will create a tax neutral special purpose entity (“SPE”) that is a direct, wholly-owned subsidiary of Networks. The SPE will have four directors appointed by IUSA. One of the four SPE directors will be an independent director, who will be an employee of an administration company in the business of protecting SPEs, and must meet the other independence criteria set forth in the SPE governing documents. One other director will be appointed from among the officers or employees of UIL or a UIL subsidiary. The other two SPE directors may be officers or employees of IUSA or its affiliates, including UIL and its subsidiaries. The SPE will directly own 100% of the ownership interests in

Docket No. 15-07-38	Appendix 1

UIL and function as the intermediate holding company separating UIL and its subsidiaries, including the UIL Utilities from the IUSA Affiliates. The SPE will operate so as to provide protection to UIL and the UIL Utilities from bankruptcy proceedings of the IUSA Affiliates. The SPE will have no other operational functions, and none of the cost of establishing, operating or modifying the SPE will be recovered from the UIL Utilities’ customer.

17.	Separate Corporate Existence – At all times, the SPE will maintain its separate existence as a separate corporate subsidiary of Networks. UIL will maintain its separate existence as a separate corporate subsidiary of the SPE and each of the UIL Utilities will maintain their separate existences as separate corporate of UIL with their separate utility franchises, obligations and privileges. At all times, each of UIL and the UIL utilities will hold themselves out as an entity separate from its affiliates, will conduct business in its own name through its duly authorized directors and officers, comply with all organizational formalities to maintain its separate existence and shall use commercially reasonable efforts to correct any known misunderstanding regarding its separate identity.

18.	Separate Books and Records; Authority Access to Books and Records – UIL, the UIL Utilities and the SPE will each maintain separate books, records, bank accounts and financial statements reflecting its separate assets and liabilities. Upon request the Applicants agree to provide the Authority and its Staff and OCC access in the State of Connecticut to UIL’s and the UIL Utilities’ original books and records as maintained in the ordinary course of business within twenty working days after such request.

19.	No Cross-Default – None of the UIL Utilities will include a condition in their debt agreements that would cause a default as a result of the default of an affiliate’s debt, other than the existing limited provisions (or similar successor provisions) as required by bondholders related to ERISA compliance.

20.	Arm’s-Length Relationships – UIL, the UIL Utilities and the SPE will maintain arm’s-length relationships with each of their affiliates and observe all necessary, appropriate and customary formalities in their dealings with their affiliates.

21.	No Commingling of Funds – The SPE will not commingle its funds or other assets with the funds or other assets of any other entity and shall not maintain any funds or other assets in such a manner that it will be costly or difficult to segregate, ascertain or identify its individual funds or other assets from those of its owners or any other person.

22.	Separate Debt/Preferred Stock – Each of the UIL Utilities will maintain separate debt, and, for CNG, separate preferred stock, so that none will be responsible for the debts or preferred stock of affiliated companies.

23.

No Assumption of Debt – With respect to any acquisition by any affiliated companies, none of UIL or the UIL Utilities will incur or assume any debt, including the provision of guarantees, pledges or collateral support. UIL and its operating utilities will not incur or assume any debt, including the provision of guarantees or collateral support, related to

Docket No. 15-07-38	Appendix 1

this merger or any future IUSA or Iberdrola acquisition. The SPE will not incur or assume any debt, including the provision of guarantees, pledges or collateral support, unless otherwise approved by the Authority.

24.	Money pools – The UIL Utilities may only participate in money pools where the other participants in such money pools are other regulated utility affiliates in the United States unless otherwise authorized by the Authority. Notwithstanding the foregoing UIL may participate in such money pool as a lender but not as a borrower.

25.	Registration with Credit Rating Agencies – Each of IUSA and the UIL Utilities shall register with at least two out of the three major nationally and internationally recognized bond rating agencies, such as Standard & Poor’s, Moody’s Investor Service, and Fitch Ratings, and intend to maintain at least an investment grade credit rating.

26.	Rating Agency Presentations – Copies of all presentations made to credit rating agencies by IUSA or any of its affiliates that relate to UIL or the UIL Utilities must be provided, within ten business days of the presentation, to the Authority’s Staff and OCC on a continuing basis, subject to appropriate confidentiality protections including a protective order.

27.	Internal Corporate Reorganization – IUSA shall not engage in an internal corporate reorganization relating to UIL, the UIL Utilities or the SPE for which the Authority’s approval is not required without 90 days prior written notification to the Authority. Such notification shall include: (a) an opinion of reputable bankruptcy counsel that the reorganization does not impact the effectiveness of UIL’s existing ring-fencing; or (b) a letter from reputable bankruptcy counsel describing what changes to the ring-fencing would be required to ensure UIL is at least as effectively ring-fenced following the reorganization and a letter from IUSA committing to obtain a new non-consolidation option before the reorganization and to take any further steps necessary to obtain such an opinion. None of IUSA or its affiliates will object if the Authority elects to open an investigation into the matter if the Authority deems it appropriate. Notwithstanding the above language in this Paragraph, the Applicants shall not alter the ring-fencing plan described in these ring-fencing requirements without first obtaining approval in a written order from the Authority.

28.	GAAP – The SPE and UIL will comply with U.S. generally accepted accounting principles (“GAAP”) in all material respects (subject in the case of unaudited financial statements, to the absence of footnotes and to normal year-end audit adjustments) in all financial statements and reports required of it and issue such financial statements and reports separately from any financial statements or reports prepared for its affiliates; provided, however, that such financial statements or reports may be consolidated with those of its affiliates if the separate existence of UIL and its assets and liabilities are clearly noted therein.

29.

Independent Board Members – Networks will have a board of directors consisting of seven or more people. At least three of the members of the Networks board must be independent (as defined by New York Stock Exchange rules). At least one of the

Docket No. 15-07-38	Appendix 1

independent directors will be a Connecticut resident. UIL’s seven-member Board of Directors will include one director from the electric utility in Connecticut and one director from one of the gas utilities in Connecticut. The UIL Board of Directors will select the Board of Directors of the three regulated operating utilities, and those boards select the Board of Directors of the three regulated operating utilities, and those boards will choose the officers of each operating company.

30.	Golden Share –

a.	The SPE will issue a non-economic interest (a “Golden Share”) in the SPE to an administration company in the business of protecting special purpose entities and separate from the administration company retained to provide the person to serve as the independent director for the SPE. The holder of the SPE’s Golden Share will have the right to vote on matters specified in the SPE governing documents, as described in this Paragraph.

b.	A voluntary petition for bankruptcy by the SPE will require the affirmative consent of the holder of the Golden Share as well as the affirmative vote of the SPE’s board of directors, including the vote of the independent director on the SPE’s board of directors. A voluntary petition for bankruptcy by UIL will require the affirmative consent of the holder of the Golden Share, the unanimous vote of the SPE’s board of directors (including the independent director), and the unanimous vote of UIL’s board of directors. A voluntary petition for bankruptcy for any of UIL’s subsidiaries will require the unanimous vote of the UIL board of directors and the unanimous vote of the board of directors of the relevant UIL subsidiary.

c.	Any amendment to the organizational documents of the SPE that would remove or alter the voting or other ring-fencing requirements set forth in this document will require the affirmative vote of the SPE’s board of directors and the affirmative consent of the holder of the Golden Share.

31.	Non-consolidation Opinion – IUSA will obtain a legal opinion in customary form and substance, to the effect that, as a result of the ring-fencing measures it has implemented for UIL and its subsidiaries, a bankruptcy court would not consolidate the assets and liabilities of the SPE with those of IUSA, in the event of an IUSA bankruptcy, or the assets and liabilities of UIL or its subsidiaries with those of either the SPE or IUSA, in the event of a bankruptcy of the SPE or IUSA. In the event that such opinion cannot be obtained, IUSA will promptly implement such measures as are required to obtain such opinion.

32.	SPE and Non-consolidation Opinion Costs – None of the cost of establishing, operating, or modifying the SPE will be borne by UIL or the UIL Utilities or the customers of the UIL Utilities. The cost of obtaining the opinion of legal counsel referred to in Paragraph 31 (or any future opinion) will not be borne by UIL or the customers of the UIL Utilities.

Docket No. 15-07-38	Appendix 1

33.	Minimum Common Equity Ratio – Each of the UIL Utilities is permitted to pay dividends in any year up to an amount equal to the sum of: (i) income available for common dividends generated in that year; (ii) the cumulative amount of retained earnings accrued in prior years starting with the closing date of this Proposed Transaction; and (iii) that portion of paid-in capital that was recorded on their respective books as unappropriated retained earnings, unappropriated undistributed earnings, and accumulated other comprehensive income immediately prior to the closing date of the Proposed Transaction, to the extent that those earnings have not already been paid out as dividends in years following the closing date of the Proposed Transaction; however, no dividends may be paid by a UIL Utility if payment would result in that UIL Utility being unable to maintain a minimum common equity percentage in its capital structure that is no lower than 300 basis points (3%) below the equity percentage used to set rates in the UIL Utility’s most recent distribution rate proceeding (measured using a trailing 13-month average calculated as of the most recent quarter end), exclusive of goodwill. In addition to the aforesaid 300 basis point limitation, for the first six months after the closing date of the Proposed Transaction, a UIL Utility is precluded from paying dividends in excess of $10 million that is funded from paid-in capital. Isolated events, such as mandated changes in accounting, that temporarily affect equity will be reported to the Authority and excluded from the common equity ratio calculation. This minimum equity ratio requirement will not have any impact on the Authority’s right to establish equity ratios used for ratemaking purposes in future rate cases, and all parties as well as the Authority’s Staff shall retain all rights to take positions, submit evidence and make arguments in those future rate cases about the appropriate equity levels for ratemaking purposes.

34.	Limitations on Dividends –

a.	No UIL Utility shall make any distribution to its parent if the UIL Utility’s corporate issuer or senior unsecured credit rating, or its equivalent, is rated by any of the three major credit rating agencies below investment grade.

b.	No UIL Utility shall issue any dividend to its parent if such UIL Utility’s corporate issuer or senior unsecured credit rating, or its equivalent, falls to the lowest investment grade rating and there is a negative watch or review downgrade notice for the company as determined by two of the three major credit rating agencies or, alternatively, if such credit rating falls below investment grade without such notice (“Ratings Event”). The UIL Utilities retain the right to petition the Authority for the ability to issue a dividend if such a Ratings Event occurs. This restriction will end when the Ratings Event ends, such that the relevant credit rating is restored, the negative watch or review notice is removed with no negative action taken, or the Authority or its designee specifically approves the payment of dividends or transfer of items of value.

c.

Each UIL Utility shall file with the Authority an officer’s certificate twice a year certifying that for that six-month period, each payment of a dividend, the calculations that it used to determine the equity level at the time the board of directors considered payment of the dividend and the calculations to demonstrate

Docket No. 15-07-38	Appendix 1

that the common equity ratio immediately after the dividend payment did not fall below the Minimum Common Equity Ratio defined in Paragraph 33 above, as equity levels are calculated under the ratemaking precedents of the Authority. The calculations used by each UIL Utility will also be filed with the officer’s certificate.

35.	Ratings Event – If a Ratings Event described in Paragraph 34 occurs with respect to a UIL Utility:

a.	The company affected by that Ratings Event may not transfer, lease, or lend any moneys, assets, rights, or other items of value to any affiliate without first obtaining the Authority’s approval. These provisions exclude payments for goods, services, and assets related to reasonable commitments made 180 days or more before the Ratings Event, routine transactions required in the regular course of business pursuant to contracts or other arrangements in existence 180 days or more before the Rating Event, corporate taxes, and payments, if not accelerated, of principal or interest on loans.

b.	The UIL Utility affected by that Ratings Event must file a plan with the Authority within 60 days explaining the actions that are planned to address and rectify the situation.

36.	UIL Senior Management – UIL senior management will continue to establish priorities and respond to local conditions as it does today. UIL will continue to have the authority and responsibility to provide input into the development of the UIL Utilities’ capital and operating and maintenance expense budgets and implement the approved budgets. While the UIL Utilities’ budgets will be reviewed by Networks, they must also be approved by the UIL board of directors.

37.	Access to Senior Management – As a member of the IUSA management team, UIL will meet with the IUSA CEO at least monthly and have direct and frequent access to him and other members of IUSA’s senior management team.

38.	Connecticut Operations – The UIL Utilities will continue to operate within the State of Connecticut as public utilities subject to the continuing jurisdiction of the Authority pursuant to the State of Connecticut’s applicable statutes regulating public utilities, and without any reduction in the Authority’s existing oversight or authority over the UIL Utilities.

39.	Corporate Governance Principles and Delegation of Authority – The authority and responsibility delegated to local management will be clearly delineated in formal written documents including a statement of Corporate Governance Principles and a Delegation of Authority (“DOA”). The DOA will demarcate, among other things, levels of expenditures and defined categories of decisions that can be authorized solely by the management of UIL and its regulated operating utilities with utility Board of Directors’ approval. UIL’s existing Grants of Authority document satisfies this DOA commitment. The references to the “Board” in UIL’s Grants of Authority mean UIL’s Board of Directors. After closing, UIL’s Board of Directors will ratify the existing Grants of Authority.

Docket No. 15-07-38	Appendix 1

40.	Board and Shareholder Meetings – IUSA’s Board of Directors will include the UIL Utilities’ service territories among the regular locations of IUSA’s board and shareholder meetings.

41.	Management Meetings – IUSA and Networks will include the UIL Utilities’ service territories among the locations of their regular periodic management meetings.

42.	Delegations of Authority – Delegations of authority will be established setting forth the authorizations of officers of UIL and its utility subsidiaries to act on behalf of UIL and its utility subsidiaries without further authorization from Networks of IUSA. The proposed delegations of authority for UIL and its utility subsidiaries will be set forth in that document. The delegations of authority for the regulated subsidiaries adopted by UIL will not be amended to reduce authorization levels of the regulated subsidiaries officers without prior notice to the Authority.

43.	SPE’s Title to Real and Personal Property – The SPE shall ensure that title to all real and personal property acquired by it is acquired, held and conveyed in its name.

44.	Timing, Implementation and Review – The Applicants agree to implement the commitments set out above within 180 days of the consummation of the Proposed Transaction and will not modify or terminate any such commitments without first obtaining the Authority’s approval. Ten years after the closing of the Merger, the Applicants shall have the right to review the provisions contained in this document, and to make a filing with the Authority requesting authority to modify of terminate those provisions. Notwithstanding such right, Applicants agree not to proceed with any such modification or termination without first obtaining the Authority’s approval in a written order. The Applicants recognize that the Authority at any time may initiate its own review or investigation regarding ring-fencing measures (or upon petition by any party) and order modifications that it deems to be appropriate, in the public interest and in the best interest of the UIL Utilities’ customers.

45.	Annual Compliance Report – UIL will file with the Authority annual compliance report with respect to the ring-fencing and other requirements certified by an executive thereof under penalty of perjury.

46.	Officer’s Certificate – At the time the SPE is formed and every year thereafter, UIL shall provide the Authority with a certificate from an officer of IUSA certifying that: (a) IUSA shall maintain the requisite legal separateness in the corporate reorganization structure; (b) the organization structure serves important business purposes for IUSA; and (c) UIL and its regulated subsidiaries will be kept separate to avoid substantive consolidation of UIL or its regulated subsidiaries with Networks or IUSA.

47.	Tracking Mechanisms – UIL and the UIL Utilities will create internal tracking mechanisms to ensure compliance with these ring-fencing requirements and file with the Authority an annual compliance report with respect to such ring-fencing requirements.

Docket No. 15-07-38	Appendix 1

AUTHORITY APPROVAL AND OTHER CONDITIONS

48.	Settlement Approval – The Settling Parties assert that, if the Authority does not approve this Settlement Agreement in its entirety this filing shall be deemed to be withdrawn and shall not constitute a part of the record in any proceeding or used for any other purpose. If the Authority does not approve this Settlement Agreement, the Settling Parties reserve their respective rights to pursue approval of the Application and/or their respective positions thereon as if this Settlement Agreement never existed.

49.	The provisions of this Settlement Agreement are not severable. This Settlement Agreement is conditioned on its full approval by the Authority without additional conditions or requirements.

50.	If, for any reason, the Proposed Transaction is not consummated, the terms of this Settlement Agreement shall be null and void and no longer apply even if already approved by the Authority subject to the terms set forth herein.

51.	This Settlement Agreement shall not be deemed in any respect to constitute an admission by any party that any allegation or contention in this proceeding is true or false. Except as specified in this Settlement Agreement to accomplish the customer benefit intended by this Settlement Agreement, the entry of an order by the Authority approving the Settlement Agreement shall not in any respect constitute a determination by the Authority as to the merits of any other issue raised in this proceeding.

52.	The making of this Settlement Agreement establishes no principles and shall not be deemed to foreclose any party from making any contention in any proceeding or investigation, except as to those issues and proceedings that are resolved and terminated by approval of this Settlement Agreement.

53.	This Settlement Agreement is the product of settlement negotiations. The Settling Parties agree that the content of those negotiations (including any workpapers or documents produced in connection with the negotiations) are confidential, that all offers of settlement are without prejudice to the position of any party or participant presenting such offer or participating in such discussion and except to enforce rights related to this Settlement Agreement, comply with the Connecticut Freedom of Information Act or defend against claims made under this Settlement Agreement, that they will not use the content of those negotiations in any manner in these or other proceedings involving one or more of the parties to this Settlement Agreement or otherwise.

54.	Any number of counterparts of this Settlement Agreement may be executed, and each shall have the same force and effect as an original instrument, as if all the parties to all the counterparts had signed the same instrument.

Docket No. 15-07-38	Appendix 1

The signatures listed below represent that they are authorized on behalf of their principals to enter into this Settlement Agreement.

OFFICE OF CONSUMER COUNSEL		IBERDROLA, S.A. IBERDROLA USA, INC. IBERDROLA USA NETWORKS, INC. GREEN MERGER SUB, INC.

By:		By:

	Elin Swanson Katz		David L. Schwartz
	Consumer Counsel Office of Consumer Counsel Ten Franklin Square New Britain, CT 06051		Latham & Watkins LLP 555 11th Street NW, Suite 1000 Washington, DC 20004 Counsel for Iberdrola, S.A., Iberdrola USA, Inc., Iberdrola USA Networks, Inc. and Green Merger Sub, Inc.

UIL HOLDINGS CORPORATION

By:
Linda L. Randell Senior Vice President and General Counsel UIL Holdings Corporation 157 Church Street New Haven, CT 06510

Date: September 18, 2015

DOCKET NO. 15-07-38	JOINT APPLICATION OF IBERDROLA, S.A., IBERDROLA USA, INC. IBERDROLA USA NETWORKS, INC. GREEN MERGER SUB, INC. AND UIL HOLDINGS CORPORATION FOR APPROVAL OF A CHANGE OF CONTROL

This Decision is adopted by the following Commissioners:

John W. Betkoski, III

Arthur H. House

A dissent by Commissioner Michael A. Caron is attached:

Michael A. Caron

CERTIFICATE OF SERVICE

The foregoing is a true and correct copy of the Decision issued by the Public Utilities Regulatory Authority, State of Connecticut, and was forwarded by Certified Mail to all parties of record in this proceeding on the date indicated.

12/9/15

Jeffrey R. Gaudiosi, Esq. Executive Secretary Public Utilities Regulatory Authority	Date

Docket No. 15-07-38	Page 1 of 4

Dissenting Opinion of Commissioner Michael A. Caron

I respectfully disagree with the majority decision, which finds that the Applicants have satisfied all statutory requirements necessary to effectuate this change of control. In my view, the Applicants failed to meet their burden of proof that the proposed change of control is in the public interest pursuant to Conn. Gen Stat. § 16-22. For the reasons that follow, the Applicants’ commitments do not materially provide additional public benefits to Connecticut ratepayers that were not already included in their initial change of control application, which the Authority indicated its intent to deny.

System Resiliency

With respect to system resiliency, there already are programs in effect at UI. The first is UI’s Transmission and Distribution Operational Excellence Initiative (TDOEI), which is a “suite of products and tools associated with the analysis, planning, management and associated communications required for effective restoration of service in a major storm event” and was a product of UI’s last rate case in docket No. 13-01-19. A total investment in excess of $56,000,000 was approved for the TDEOI program for the 2013-2016 period with even more possible funding when the full program can be better defined in terms of a plan supported by cost benefit analysis and justification of aggregate spending.

The second program, enhanced tree trimming, is also out of UI’s latest rate case. The Company proposed to spend $99,700,000 over four years under its enhanced tree trimming (ETT), a component of Storm Preparedness, for system hardening. The Authority ultimately allowed UI to recoup the full $99,700,000 over an eight year cycle citing the magnitude of the ETT proposal and the incremental impact on UI customer rates.

These programs were specifically designed to address system resiliency and carefully balanced the information known at the time as well as the impact that they would have on customer rates. These programs demonstrate that UI was already actively addressing system resiliency prior to the proposed change of control.

The settlement agreement now proposes to add yet another layer of resiliency expense recovery. This would be for a yet-to-be-defined plan of fixes to the system to enhance system resiliency. The storm resiliency proposal in the instant settlement is essentially crafted after a provision in the NU/NSTAR merger in Docket No. 12-01-07. The one difference being that in the instant docket, the settling parties have agreed to forego recovery of the difference between revenue requirements at the rate of return and the cost of debt. The Applicants assert that this would result in a savings of $5,000,000, over a two year period.

As with the NU/NSTAR settlement, UIL would be allowed to recover revenue requirements associated with these investments through an annual rate mechanism such as the Federally Mandated Congestion Charge. This is important to note as it would allow the Company to collect on these investments between rate cases, while under normal circumstances they would have to wait for the rate case process for recovery. This would allow for quicker recovery of expenditures than normal and would have to be considered at least as a partial offset to the assumed $5,000,000 savings.

Docket No. 15-07-38	Page 2 of 4

Aside from debatable savings, UI could propose this type of plan without the need for a change of control. In fact, it is difficult to fathom that as UI prepares its next rate filing, it would not include this very provision so as to be in line with the largest public service company in Connecticut, Eversource. Furthermore, the one area of spending that we examined in the enhanced resiliency plan was for accommodation of FEMA flood levels, which UI had already begun to address even before the change of control was announced.

Bare steel/cast iron main replacement

The settlement agreement also calls for doubling bare steel/cast iron main replacement for SCG. Here, it is important to note that Connecticut’s two other LDCs, Yankee and CNG, have already accelerated main replacement programs known as the distribution integrity management program (DIMP). The only reason that SCG does not currently have an accelerated main replacement program under DIMP is because it has not been recently before the Authority for a rate case, the venue where such a program would be addressed.

Corporate Strategy and Tax Assets

Iberdrola’s corporate strategy of offering a share premium will attract a different profile shareholder than that of UI, which in turn creates different shareholder expectations than those of current UI shareholders. As Iberdrola management is accountable to its shareholders, UI’s current corporate goals may be abandoned. For example, UI’s current strategy of acquiring other utilities as an attempt to spread costs among a broader base is sound policy. It is possible that this change of control may accomplish this, but it would be at a cost of UIL’s independence that has not been demonstrated as having value to Connecticut or UIL ratepayers.

Iberdrola’s acquisition of UIL will provide Iberdrola the opportunity to utilize net operating losses and tax credits in its consolidated tax returns as an offset to UIL’s income, therefore reducing or eliminating its federal income tax liability. While this is certainly within the law, the Applicants have not provided a proposal for any of that benefit to be passed on the UIL ratepayers. Here again, this demonstrates that the change of control is not sufficiently in the public interest.

150 New Hires

Contrary to the Applicants contention, the 150 new hires will not necessarily be a benefit for ratepayers and that state. The Applicants’ assertion that the 150 new hires will bring Connecticut job stability and support is purely speculative. The Applicants stated the 150 new hires could possibly be split between employees and contractors. The Applicants stated the contractors would be hired for multiple years, which does not necessarily create job stability. Moreover, the costs associated with hiring additional employees or contractors might be passed on the ratepayers through payroll or outside contractor expenses or through an increase to rate base with capitalized payroll. Therefore, the additional expense of the new hires will ultimately cost ratepayers more without any truly defined value provided.

Docket No. 15-07-38	Page 3 of 4

Charitable Contributions

The Applicants’ commitment to maintain current levels of charitable giving do not add any value to this change of control. UIL has historically maintained annual contribution levels of between $500,000 and $800,000 without Iberdrola in the picture. To state that this commitment results in a direct merger-related economic benefit is misleading and speculative.

Additionally, the commitment to provide $2,000,000 annually to the Department of Energy and Environmental Protection for a three-year period does not make the UIL utilities better companies. Regardless of the amounts of any charitable contributions, they are unrelated to the underlying change of control and fail to address how the contributions will enhance the UIL utilities. Instead, this inducement essentially amounts to a blank check to the Department of Energy and Environmental Protection and does not ensure the funds will create a direct economic benefit to ratepayers.

Rate Freezes

UI commits to current distribution base rates with no new distribution base rates in effect before at least January 1, 2017, while CNG and SCG’s rates will remain with no new base rates in effect before January 1, 2018. Despite the Applicants’ claims, it is questionable whether, prior to this application, UIL ever intended for any of its utilities to initiate a new rate case in 2016. Moreover, given that new distribution base rates typically requires a docket to be initiated approximately half a year in advance, there can only be a handful number of months that UI can claim to have stayed out of a rate case. In any event, even if this stay-out provision actually delays any planned rate case, there is no good reason to commit to a base rate freeze. Any freezes in today’s rates will likely increase the utilities’ future rate requests.

English Station

The Applicants’ commitment to clean up English Station neither sets a deadline for when remediation is to be complete nor guarantees any economic benefits to Connecticut ratepayers. Moreover, UIL would eventually have been liable for at least part of the clean-up cost at English Station regardless of this commitment.1 The Authority expressly stated in its previous approval to sell English Station that it “will not

[1]	The Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) is a federal law designed to clean up sites contaminated with hazardous substances. “In addition to being strict, liability under CERCLA is also joint and several among all potentially responsible parties.” Northeast Ct. Economic Alliance, Inc. v. ATC Partnership, 272 Conn. 14, 37 (2004). Further, under § 9607(a) of title 42 of the United States Code, “any person who at the time of disposal of any hazardous substance owned or operated any facility at which such hazardous substances were disposed of… shall be liable for all costs of removal or remedial action incurred by the United States Government or a State…” Given that UI owned English Station when contamination of the site occurred, it’s shareholders could have been joint and severally liable for the cleanup of English Station, regardless of whether subsequent owners exacerbated the contamination.

Docket No. 15-07-38	Page 4 of 4

permit any future costs [of any potential environmental liabilities] for any reasons… to revert to ratepayers.” Docket. No. 00-04-05, Petition of the United Illuminating Company for Approval to Sell English Station, p. 5. Therefore, given that environmental remediation costs incurred by UI were already the responsibility of shareholders, the Applicants’ commitment to remediate the English Station site provides no additional economic benefit for Connecticut ratepayers.

Conclusion

UIL is currently a relatively well-run Connecticut utility. The Authority has a good grasp on UIL’s current corporate culture and business practices. The proposed change of control, however, presents many unknowns for the Authority and Connecticut ratepayers. More particularly, Iberdrola’s previous ownership of Connecticut Natural Gas and Southern Connecticut Gas demonstrates a lack of commitment to Connecticut. Moreover, Iberdrola is a multinational conglomerate that is currently engaged in both regulated and unregulated activities. Consequently, parts of Iberdrola’s business may inherently be more risky than its regulated utilities. While the Applicants have now agreed to certain ring-fencing provisions, these measures would not have been necessary if UIL did not merge with Iberdrola in the first instance. Furthermore, the ring-fencing provisions may not adequately shield the UIL utilities from all issues that may arise in the future.

In sum, the Applicants’ commitments do little to ensure the advancement of the UIL utilities and many of the conditions could be accomplished without the proposed change of control. Taken together, these risks outweigh the minimal public benefits provided in the Settlement Agreement. Based on the foregoing, I respectfully dissent from the majority opinion and would deny the Applicants’ request for the proposed change of control.

Dec 9, 2015

Michael A. Caron	Date
Commissioner